FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 465th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 27, 2009

2.	Summary of Principal Decisions of the 97th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 27, 2009

3.	Summary of Principal Decisions of the 91st Meeting of the Board of Directors, Cemig Distribuição S.A., August 27, 2009

4.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, August 26, 2009

5.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., August 26, 2009

6.	Summary of Minutes of the 457th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 17, 2009

7.	Summary of Minutes of the 458th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 17, 20–23, 2009

8.	Summary of Minutes of the 459th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 26, 2009

9.	Summary of Minutes of the 460th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 15, 2009

10.	Summary of Minutes of the 461st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 25, 2009

11.	Summary of Minutes of the 462nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 23, 2009

12.	Summary of Minutes of the 463rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

13.	Summary of Minutes of the 465th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 27, 2009

14.	Summary of Minutes of the 89th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 17, 2009

15.	Summary of Minutes of the 90th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 17, 20–23, 2009

16.	Summary of Minutes of the 91st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 26, 2009

17.	Summary of Minutes of the 92nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 25, 2009

18.	Summary of Minutes of the 93rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 23, 2009

19.	Summary of Minutes of the 94th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 29, 2009

20.	Summary of Minutes of the 96th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 13, 2009

21.	Summary of Minutes of the 97th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 27, 2009

22.	Summary of Minutes of the 87th Meeting of the Board of Directors, Cemig Distribuição S.A., April 17, 2009

23.	Summary of Minutes of the 88th Meeting of the Board of Directors, Cemig Distribuição S.A., May 26, 2009

24.	Summary of Minutes of the 91st Meeting of the Board of Directors, Cemig Distribuição S.A., August 27, 2009

25.	Press Release: “Cemig Is Once Again Selected as a World Leader in Sustainability by the Dow Jones Index,” Companhia Energética de Minas Gerais – CEMIG

26.	Announcement of Commencement of Public Distribution of Commercial Promissory Notes of the Third Issue, Cemig Geração e Transmissão S.A.

27.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, September 15, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  September 17, 2009

1.                                                                                       Summary of Principal Decisions of the 465th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 27, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Board Meeting of August 27, 2009:

Summary of principal decisions

At its 465th meeting, held on August 27, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.               Withdrawal of sponsorship of the Defined Benefit (“BD”) Plan of Forluz.

2.               Increase in the registered capital of Cemig Serviços S.A. from R$ 10,000.00 to R$ 100,000.00.

3.               Dissolution of the Strategic Technology Management Centre – CGET.

4.               Concession of a guarantee for an issue of promissory notes and non-convertible debentures for Cemig GT / Re-ratification of Board Spending Decision (CRCA).

5.               Contracting of transmission capacity and corporate voice and data services with Infovias.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.                                                                                       Summary of Principal Decisions of the 97th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 27, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company

CNPJ 06.981.176/0001-58

NIRE 31300020550

Board meeting of August 27, 2009:

Summary of principal decisions

At its 97th meeting, held on August 27, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

1.               Signing of contracts for leasing of rural real estate properties in the municipalities of Grão Mogol and Francisco Sá.

2.               Incentive-bearing donation – 2009 Values of Minas (Valores de Minas) Project.

3.               Dissolution of the Strategic Technology Management Centre – CGET.

4.               Withdrawal of sponsorship of the Defined Benefit (“BD”) Plan of Forluz.

5.               Issue of promissory notes and non-convertible debentures / Re-ratification of Board Spending Decision (CRCA).

6.               Contracting of transmission capacity and corporate voice and data services with Infovias.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.                                                                                       Summary of Principal Decisions of the 91st Meeting of the Board of Directors, Cemig Distribuição S.A., August 27, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Board Meeting of August 27, 2009:

Summary of principal decisions

At its 91st meeting, held on August 27, 2009, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Signing of an amendment to a performance contract with Efficientia S.A. and Cisam Siderurgia Ltda.

2.               Incentive-bearing donation – 2009 Vitasopa Project.

3.               Dissolution of the Strategic Technology Management Centre – CGET.

4.               Withdrawal of sponsorship of the Defined Benefit (“BD”) Plan of Forluz.

5.               Contracting of transmission capacity and corporate voice and data services with Infovias.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.                                                                                       Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, August 26, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON AUGUST 26, 2009

At 11 a.m. on August 26, 2009, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Marco Antônio Rebelo Romanelli and Mr. Moacyr Lobato de Campos Filho, both of the office of the General Attorney for the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders.

She then stated that the stockholders present should choose the Chairman of this meeting, in accordance with Clause 10 of the Company’s Bylaws. Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Arlindo Porto Neto to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the meeting open, inviting me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, and asked me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Valor Econômico on August 7, 11 and 12 of this year, the content of which is as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
LISTED COMPANY
CNPJ 17.155.730/0001-64 – NIRE 31300040127
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on August 26, 2009 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

Ratification of the authorization given by the Board of Directors to Cemig GT permitting Cemig GT to:

a)              to reduce its stockholding in Terna Participações S.A., to a minimum level of 50% less 1 (one) of the common shares, and, as to the preferred shares, to the percentage realized by the Public Offer to Purchase Shares from the minority stockholders of that company, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for a sufficient quantity of the units of this FIP (Equity Investment Fund) to be subscribed to meet the above-mentioned requirement; and

b)              to grant to FIP Coliseu the right to sell the whole of its stockholdings in Terna Participações S.A. to Cemig GT;

authorization to the Company’s representative in the Extraordinary General Meeting of Stockholders of Cemig GT to vote in favor of the ratification of the decision by the Board of Directors of Cemig GT authorizing Cemig GT to reduce its stockholding participation in Terna Participações S.A. to a minimum of 50% less 1 (one) common share and, as to the preferred shares, to a minimum corresponding to the percentage realized by the Public Offer to Purchase

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

Shares, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for a sufficient quantity of the units to this FIP (Equity Investment Fund) to be subscribed to meet the above mentioned requirements; and

authorization for Cemig GT to grant to FIP Coliseu the right to sell the whole of its stockholdings in Terna Participações S.A. to Cemig GT.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by August 24, 2009, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, August 05, 2009.

Sergio Alair Barroso – Chairman of the Board of Directors”.

Before the items on the agenda of this meeting were put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious. He stated that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence. On this question, the representatives of the stockholder the State of Minas Gerais reminded the meeting that the court judgment that annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, they said, a decision on the merit and it is thus a case not of suspension but of annulment. They added that there is already in existence a judgment on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais. They further explained that the decisions of this Meeting can take into account only what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effects, and the decisions taken are being taken within strict compliance with the Court decision. Finally, they noted that the Extraordinary and Special Appeals brought by Southern have not been admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, inefficacy of the Stockholders’ Agreement subject of the action.

Again taking the floor, the representative of Southern Electric Brasil Participações Ltda. stated that the Interlocutory Appeal brought against the dispatch denying the Extraordinary Appeal is awaiting judgment in proceedings in the Federal Supreme Court.

Continuing with the business of the meeting, the Chairman requested the Secretary to proceed to reading of the Proposal of the Board of Directors, which deals with the matter that is on the agenda, the content of which document is as follows:

“	PROPOSAL BY THE BOARD OF DIRECTORS
TO THE GENERAL MEETING OF STOCKHOLDERS
TO BE HELD ON AUGUST 26, 2009.

Dear Stockholders:

whereas –

a)              on April 23, 2009, in accordance with Board Spending Decision (CRCA) 030/2009, the Board of Directors authorized the company, subject to approval by the Extraordinary General Meeting of Stockholders, to sign a Share Purchase Agreement with TERNA S.p.A., in which Companhia Energética de Minas Gerais – Cemig (“Cemig”) – is consenting party and guarantor of all the obligations of Cemig GT, for the acquisition of 173,527,113 (one hundred and seventy three million, five hundred and twenty seven thousand, one hundred and thirteen) common shares in Terna Participações S.A., being 85.27% of the voting stock and 65.86% of the total stock of Terna Participações S.A., for the amount of R$ 13.43 per share, in the total amount of R$ 2,330,469,127.59 (two billion, three hundred and thirty million, four hundred and sixty nine thousand, one hundred and twenty seven Reais and fifty nine centavos), less any amounts distributed as dividends by Terna Participações S.A. up to the date of closing of the acquisition transaction;

b)             also on April 23, 2009, the Board of Directors authorized that in the event of it being found to be convenient or of interest to reduce the Company’s interest in the registered capital of Terna Participações S.A., for strategic and/or financial reasons, and provided the public interest was served, as long as this took place before the date of closing of the transaction and transfer of the ownership of the shares, Cemig GT, by a new decision of the Board of Directors, could constitute a new partnership with a duly qualified partner, in such a way as to maintain a stockholding interest of a minimum of 50% less 1 (one) of the common shares and 50% plus 1 (one) of the preferred shares in Terna Participações S.A., thus reestablishing the stockholding structure negotiated in the previous partnership with Neoenergia S.A., in accordance with CRCA 030/2009;

c)              on April 23, 2009 the Contract for Purchase of Shares in Terna Participações S.A. was signed, providing in its Clause 10.4 for the possibility that the Company, at its exclusive option and without the need for consent of the Vendor, may assign the contract and all its rights and obligations to any one of its affiliates or to any Party whether or not controlled by the Purchaser or by Cemig, provided that the obligations of the assignee in question are guaranteed by Cemig;.

d)             Extraordinary General Meetings of Cemig and of Cemig GT held on May 28, 2009 ratified the approval of the acquisition of stockholding control of Terna Participações S.A., in the terms of Article 256 of Law 6404/1976 and in the terms of the vote of the Company’s controlling stockholder, the State of Minas Gerais, given on the basis of the decision of the State’s General Coordination, Planning, Management and Finance Chamber;

e)              as a result of the restraints on credit to the public sector, the Brazilian Development Bank (BNDES), creditor of some concession holders controlled by Terna Participações S.A., has indicated that it would not agree to the transfer of control of Terna Participações S.A. to any company in the public sector;

f)                the Share Purchase Agreement states that the closing of the transaction is not conditional upon the consent of the BNDES and onlending banks;

g)             with the transfer of the control of Terna Participações S.A. to Cemig GT as sole purchaser, early maturity will occur on the debts to the BNDES and other banks, in the amount of R$ 1.1 billion;

h)             to avoid an outcome in which the BNDES and the other banks declare early maturity and application of the contractual penalties as a result of the transfer of control of Terna Participações S.A. solely to Cemig GT, the debts to the BNDES will have to be settled on the closing date, using funds arising from raising of new debt, at a higher cost;

i)                 the additional disbursement of the amount of the debts to the BNDES and other banks is not of interest to the Company, due to the various opportunities for acquisition that are currently being evaluated by Cemig;

j)                 the Company has analyzed the possibility of sharing the acquisition of Terna Participações S.A. with a financial partner, which would acquire part of the shares and would have an option to sell such shares to Cemig GT with a guaranteed minimum remuneration, which financial partner would be an Equity Investment Fund (FIP), the unit holders of which would be pension funds and other institutional investors interested in taking part in projects that are already in operation, with low performance risk, undertaken by a company with proven operational excellence, and in receiving a profitability higher than their actuarial targets, in a scenario of reduced interest rates;

k)              this partnership, as well as making possible the creation of a base structure to leverage new investments, providing the joint benefits of growth and maintenance of indebtedness capacity, would allow the debt contracted by Terna Participações S.A. with the BNDES to be maintained, since Terna Participações S.A. and its wholly-owned and other subsidiaries would not become “state companies”;

l)                 Banco Modal has constituted an Equity Investment Fund (FIP) named Coliseu, which has been registered with the Securities Commission (CVM) and is in the phase of distribution of its units, which aims to bring together qualified interested parties, notably pension funds, to invest in the electricity sector, which intends to participate with a minimum holding of 50% + 1 common share in the registered capital of Terna Participações S.A.;

m)           there is need for ratification of the authorization given by the Board of Directors on August 5, 2009,

(i)            for Cemig GT to reduce its stockholding in Terna Participações S.A. to a minimum of 50% less 1 (one) common share and, in relation to the preferred shares, to a minimum equivalent to the percentage realized in the Public Offer to Purchase Shares from the minority stockholders of that company, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for a sufficient quantity of the units of this FIP to be subscribed to meet the above mentioned requirement; and

(ii)           for Cemig GT to grant to FIP Coliseu the right to sell the whole of FIP Coliseu’s stockholding interest in Terna Participações S.A., in the fifth year following its entry, upon payment of the net amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna Participações S.A., adjusted by the variation in the IPCA inflation index + 7% p.a.;

•                 the Board of Directors of Companhia Energética de Minas Gerais – Cemig – proposes to you the following:

1-              Ratification of the authorization given by the Board of Directors to Cemig GT permitting that company:

a)              to reduce its stockholding in Terna Participações S.A., to a minimum level of 50% less 1 (one) of the common shares, and, as to the preferred shares, to the percentage realized by the Public Offer to Purchase Shares from the minority stockholders of that company, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for a sufficient quantity of the units of this FIP (Equity Investment Fund) to be subscribed to meet the above-mentioned requirement; and

b)             to grant to FIP Coliseu the right to sell the whole of its stockholdings in Terna Participações S.A. to Cemig GT, in the fifth year after its entry, upon payment of the net amounts injected, net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna Participações S.A., adjusted by the variation of the IPCA inflation index +7% p.a.

2-              Authorization to the Company’s representative in the Extraordinary General Meeting of Stockholders of Cemig GT to vote in favor of the ratification of the decision by the Board of Directors of Cemig GT authorizing Cemig GT to reduce its stockholding participation in Terna Participações S.A. to a minimum of 50% less 1 (one) common share and, as to the preferred shares, to a minimum corresponding to the percentage realized by the Public Offer to Purchase Shares, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for a sufficient quantity of the units of that FIP (Equity Investment Fund) to be subscribed to meet the above mentioned requirements; and

authorization for Cemig GT to grant to FIP Coliseu the right to sell the whole of its stockholdings in Terna Participações S.A. to Cemig GT, in the fifth year after its entry, upon payment of the amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna Participações S.A. adjusted by the variation in the IPCA Inflation Index +7% p.a.

Belo Horizonte, August 5, 2009,

Sergio Alair Barroso – Chairman	João Camilo Penna – Member
Djalma Bastos de Morais – Vice-Chairman	Maria Estela Kubitschek Lopes – Member
Alexandre Heringer Lisboa – Member	Britaldo Pedrosa Soares – Member
Eduardo Lery Vieira – Member	Guy Maria Villela Paschoal – Member
Evandro Veiga Negrão de Lima – Member	Marco Antonio Rodrigues da Cunha – Member
Francelino Pereira dos Santos – Member	”

The Chairman then put the Board of Directors’ Proposal to this Meeting to debate, and, subsequently, to the vote, and it was approved by majority of votes,

•                  the representatives of the stockholder The State of Minas Gerais stating that they re-ratified the decision taken in the Extraordinary General Meeting of Stockholders of May 28, 2009 to authorize reduction of the holding of Cemig Geração e Transmissão S.A. in the business of Terna Participações S.A. to a minimum level of 50% (fifty percent) minus one common share, and by up to 100% (one hundred percent) of the preferred shares of the Company; and

The Norges Bank fund voted against both items of the proposal, and the following funds voted against Item 1 of the proposal:

Schwab Fundamental Emerging Markets Index Fund,

Natixis International Funds (Lux) I,

State Street Emerging Markets,

The Future Fund Board of Guardians,

The Master Trust Bank of Japan Ltd. Re MTBC400035147,

Vanguard Total World Stock Index Fund-A Series of Vanguard International Equity Index Funds,

Vanguard FTSE All-World Ex-US Index Fund-A Series of Vanguard International Equity index Funds,

The Monetary Authority of Singapore,

Wells Fargo Master Trust Diversified Stock Portfolio,

ING Wisdomtree Global High-Yielding Equity Index Portfolio, and

John Hancock Trust Disciplined Diversification Trust.

The meeting was opened to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session having been reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with those present.

5.                                                                                       Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., August 26, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON AUGUST 26, 2009

At 4 p.m. on August 26, 2009, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the company’s stock, attended in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Chief Executive Officer, Arlindo Porto Neto, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig proposed the name of the Chief Trading Officer, Bernardo Afonso Salomão Guimarães, to chair the meeting. The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais was put to the vote, and approved. The Chairman then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Valor Econômico on August 7, 11 and 12 of this year, the content of which is as follows:

“	CEMIG GERAÇÃO E TRANSMISSÃO S.A.
LISTED COMPANY
CNPJ 06.981.176/0001-58 – NIRE 31300020550
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders to be held on August 26, 2009 at 4 p.m. at Av. Barbacena 1200, 12th floor, in the city of Belo Horizonte, Minas Gerais, to decide on:

Ratification of the authorization by the Board of Directors for Cemig GT:

to reduce its stockholding in Terna Participações S.A., to a minimum level of 50% less 1 (one) of the common shares, and, as to the preferred shares, to the percentage realized by the Public Offer to Purchase Shares from the minority stockholders of that company, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for a sufficient quantity of the units of this FIP (Equity Investment Fund) to be subscribed to meet the above-mentioned requirement; and, to grant to FIP Coliseu the right to sell the whole of its stockholdings in Terna Participações S.A. to Cemig GT.

Belo Horizonte, August 5, 2009.

(Signed:) Sergio Alair Barroso

Chairman of the Board of Directors      ”

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Continuing with the business of the meeting, the Chairman requested the Secretary to read the Board of Directors’ Proposal, dealing with the matter that is on the agenda, the content of which document is as follows:

“	PROPOSAL BY THE BOARD OF DIRECTORS
TO THE GENERAL MEETING OF STOCKHOLDERS
TO BE HELD ON AUGUST 26, 2009.

To the stockholder Companhia Energética de Minas Gerais:

Whereas –

a)              on April 23, 2009, in accordance with Board Spending Decision (CRCA) 030/2009, the Board of Directors authorized the company, subject to approval by the Extraordinary General Meeting of Stockholders, to enter into the Share Purchase Agreement with TERNA S.p.A., in which Companhia Energética de Minas Gerais – Cemig (“Cemig”) – is consenting party and guarantor of all the obligations of Cemig GT, for the acquisition of 173,527,113 (one hundred and seventy three million, five hundred and twenty seven thousand, one hundred and thirteen) common shares in Terna Participações S.A., being 85.27% of the voting stock and 65.86% of the total stock of Terna Participações S.A., for the amount of R$ 13.43 per share, in the total amount of R$ 2,330,469,127.59 (two billion, three hundred and thirty million, four hundred and sixty nine thousand, one hundred and twenty seven Reais and fifty nine centavos), less any amounts distributed as dividends by Terna Participações S.A. up to the date of closing of the acquisition transaction.

b)             also on April 23, 2009, the Board of Directors authorized that in the event of it being found to be convenient or of interest to reduce the Company’s interest in the registered capital of Terna Participações S.A., for strategic and/or financial reasons, and provided the public interest was served, as long as this took place before the date of closing of the transaction and transfer of the ownership of the shares, Cemig GT, by a new decision of the Board of Directors, could constitute a new partnership with a duly qualified partner, in such a way as to maintain a stockholding interest of a minimum of 50% less 1 (one) of the common shares and 50% plus 1 (one) of the preferred shares in Terna Participações S.A., thus re-establishing the stockholding structure negotiated in the previous partnership with Neoenergia S.A., in accordance with CRCA 030/2009;

c)              on April 23, 2009 the Contract for Purchase of Shares in Terna Participações S.A. was signed, providing in its Clause 10.4 for the possibility that the Company, at its exclusive option and without the need for consent of the Vendor, may assign the contract and all its rights and obligations to any one of its affiliates or to any of its affiliated companies or to any Party whether or not controlled by the Purchaser or by Cemig, provided that the obligations of the assignee in question are guaranteed by Cemig;

d)             Extraordinary General Meetings of Cemig and of Cemig GT held on May 28, 2009 ratified the approval of the acquisition of stockholding control of Terna Participações S.A., in the terms of Article 256 of Law 6404/1976 and in the terms of the vote of the Company’s controlling stockholder, the State of Minas Gerais, given on the basis of the decision of the State’s General Coordination, Planning, Management and Finance Chamber;

e)              as a result of the restraints on credit to the public sector, the Brazilian Development Bank (BNDES), creditor of some concession holders controlled by Terna Participações S.A., has indicated that it would not agree to the transfer of control of Terna Participações S.A. to any company in the public sector;

f)                the Share Purchase Agreement states that the closing of the transaction is not conditional upon the consent of the BNDES and onlending banks;

g)             with the transfer of the control of Terna Participações S.A. to Cemig GT as sole purchaser, early maturity will occur on the debts to the BNDES and other banks, in the amount of R$ 1.1 billion;

h)             to avoid an outcome in which the BNDES and the other banks declare early maturity and application of the contractual penalties as a result of the transfer of control of Terna Participações S.A. to Cemig GT alone, the debts to the BNDES will have to be settled on the closing date, using funds arising from raising of new debt, at a higher cost;

i)                 the additional disbursement of the amount of the debts to the BNDES and other banks is not of interest to the Company, due to the various opportunities for acquisition that are currently being evaluated by Cemig;

j)                 the Company has analyzed the possibility of sharing the acquisition of Terna Participações S.A. with a financial partner, which would acquire part of the shares and would have an option to sell such shares to Cemig GT with a guaranteed minimum remuneration, which financial partner would be an Equity Investment Fund (FIP), the unit holders of which would be pension funds and other institutional investors interested in taking part in projects that are already in operation, with low performance risk, by a company with proven operational excellence, and in receiving a profitability higher than their actuarial targets, in a scenario of reduction of interest rates;

k)              this partnership, as well as making possible the creation of a base structure to leverage new investments, providing the joint benefits of growth and maintenance of indebtedness capacity, would allow the debt contracted by Terna Participações S.A. with the BNDES to be maintained, since Terna Participações S.A. and its wholly-owned and other subsidiaries would not become “state companies”;

l)                 Banco Modal has constituted an Equity Investment Fund (FIP) named Coliseu, which has been registered with the Securities Commission (CVM) and is in the phase of distribution of its units, which aims to bring together qualified interested parties, notably pension funds, to invest in the electricity sector, which intends to participate with a minimum holding of 50% + 1 of the common shares in the registered capital of Terna Participações S.A.;

m)           there is need for ratification of the authorization given by the Board of Directors on August 5, 2009,

(i)             for Cemig GT to reduce its stockholding in Terna Participações S.A. to a minimum of 50% less 1 (one) common share and, in relation to the preferred shares, to a minimum equivalent to the percentage realized in the Public Offer to Purchase Shares from the minority stockholders of that company, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for a sufficient quantity of the units of this FIP to be subscribed to meet the above mentioned requirement; and

(ii)          for Cemig GT to grant to FIP Coliseu the right to sell the whole of FIP Coliseu’s stockholding interest in Terna Participações S.A., in the fifth year following its entry, upon payment of the net amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna Participações S.A., adjusted by the variation in the IPCA inflation index + 7% p.a.;

•                 the Board of Directors of Cemig Geração e Transmissão S.A. (“Cemig GT”) thus proposes to you:

Ratification of the authorization given by the said Board of Directors for Cemig GT:

to reduce its stockholding in Terna Participações S.A., to a minimum level of 50% less 1 (one) of the common shares, and, as to the preferred shares, to the percentage realized by the Public Offer to Purchase Shares from the minority stockholders of that company, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for a sufficient quantity of the units of this FIP (Equity Investment Fund) to be subscribed to meet the above-mentioned requirement; and

to grant to FIP Coliseu the right to sell the whole of its stockholdings in Terna Participações S.A. to Cemig GT, in the fifth year after its entry, upon payment of the amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna Participações S.A. adjusted by the variation in the IPCA Inflation Index +7% p.a.

Belo Horizonte, August 5, 2009.

Sergio Alair Barroso – Chairman	João Camilo Penna – Member
Djalma Bastos de Morais – Vice-Chairman	Maria Estela Kubitschek Lopes – Member
Alexandre Heringer Lisboa – Member	Britaldo Pedrosa Soares – Member
Eduardo Lery Vieira – Member	Guy Maria Villela Paschoal – Member
Evandro Veiga Negrão de Lima – Member	Marco Antonio Rodrigues da Cunha – Member
Francelino Pereira dos Santos – Member	”

The Chairman then put the Proposal made by the Board of Directors to this meeting in debate, and, subsequently, to the vote, and it was approved unanimously.

The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes. The session having been reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with those present.

6.                                                                                       Summary of Minutes of the 457th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 17, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 457th meeting of the Board of Directors.

Date, time and place:	April 17, 2009 at 8 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                    The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of the meeting, and all stated that there was no such conflict of interest.

II                The Board approved:

a)              The proposal made by the Chairman to change, in the Internal Regulations of the Board of Directors, the drafting of: Clauses 5, 18, 21, 22 and 28; the title of Chapter VIII; the head paragraph of Clause 11; the second sub-paragraph of Clause 15; and sub-item “b” of the first paragraph of Clause 30.

b)             The minutes of this meeting.

III         The Board authorized Cemig GT to participate in the special-purpose company Transmissora do Atlântico de Energia Elétrica S.A., for the purposes of acquisition of a stake in Terna Participações S.A., jointly with Neoenergia S.A., which will hold 51% of the registered capital, while Cemig GT holds the remaining 49%, with authorized registered capital of ten thousand Reais.

IV           The Board ratified the signing of the Association Agreement with Neoenergia S.A., in which the Parties decided, jointly, to make efforts to begin studies, analyzes and research of information about the assets of Terna Participações S.A., the efficacy of the exclusivity obligation remaining subject to ratification by the Board of Directors.

V               Abstention: The Board member Wilton de Medeiros Daher abstained from voting on the matters relating to the participation of Cemig GT in a special-purpose company, and the signing of an Association Agreement, mentioned in items III and IV, above.

VI           The following spoke on general matters and business of interest to the Company:

The Chairman;
The Vice-chairman;
Board members:	André Araújo Filho,	Evandro Veiga Negrão de Lima,	Wilton de Medeiros Daher.

The following were present:

Board members:	Sergio Alair Barroso,	Evandro Veiga Negrão de Lima,	Guy Maria Villela Paschoal,
	Djalma Bastos de Morais,	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
	Alexandre Heringer Lisboa,	Maria Estela Kubitschek Lopes,	João Camilo Penna,
	André Araújo Filho,	Wilton de Medeiros Daher,	Paulo Sérgio Machado Ribeiro.
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Eduardo Lery Vieira,	Marco Antonio Rodrigues da Cunha

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                                                      Summary of Minutes of the 458th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 17, 20–23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 458th meeting of the Board of Directors.

Date, time and place:

Opened on April 17, 2009, at 1.30 p.m., resumed at 4.30 p.m. on April 20, 21 and 22, and finalized on April 23, 2009, at 7.45 p.m., at the Company’s head office, Av. Barbacena 1200, 18th floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:		Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

a)

The proposal by Board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Chairman to call an EGM to be held on May 28, 2009, at 11 a.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to deal with the matters mentioned in Items IV and VI, below.

	a)	The minutes of this meeting.

III	The Board authorized:

a)

Signing, as consenting party, of the Third Amendment to Credit Line Financing Contract No. 06.2.0768.1, between the BNDES and Companhia Transudeste de Transmissão, also having as participating parties Transminas Holding S.A., Furnas Centrais Elétricas S.A., Companhia Técnica de Engenharia Elétrica and Orteng Equipamentos e Sistemas Ltda., to lift the guarantee given in the original instrument to the guarantors Companhia Técnica de Engenharia Elétrica e Orteng Equipamentos e Sistemas Ltda.

b)

The wholly-owned subsidiary Cemig GT, subject to approval by the EGM to be called, to enter into the Share Purchase Agreement with Terna S.p.A., in which Cemig is consenting party and guarantor of all the obligations of Cemig GT, for the acquisition of one hundred and seventy three million, five hundred and twenty seven thousand, one hundred and thirteen common shares in Terna Participações S.A., being 85.27% of the voting stock and 65.86% of the total stock of that Company.

c)

Cemig GT to present a public offer to acquire the shares in circulation of Terna Participações S.A., to guarantee to the other stockholders of that company treatment equal to that given to Terna S.p.A.

d)

The representatives of the Company at the meeting of the Board of Directors of Cemig GT to vote in favor of the decisions mentioned in this item, sub-items “b” and “c”, above, and those in Items IV and V, below.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board called an Extraordinary General Meeting of Stockholders, in the terms and for the purposes of Article 256 of Law 6406/1976, specifically for:

a)

Approval of the appointment of the specialized company Hirashima & Associados Consultoria em Transações Societárias Ltda., with head office at Rua Flórida 1758, 1st floor, Cidade Monções, 04565-001 São Paulo, SP, registered in the CNPJ under nº 05.534.178/0001-36, for preparation of an Opinion of Valuation, in accordance with Paragraphs 1 and 6 of Article 8 of Law 6404/1976, of the assets of Terna Participações S.A., a listed company with shares traded as Units (each being equivalent to 2 preferred shares and one common share), listed at Level 2 on the São Paulo Stock Exchange, which on December 31, 2008 held stockholding interests as follows in the following electricity transmission concessions: Novatrans Energia S.A. (100%), Empresa de Transmissão de Energia do Oeste Ltda. (100%), Transmissora Sudeste Nordeste S.A. (100%), Brasnorte Transmissora de Energia S.A. (35%), and Empresa de Transmissão do Alto Uruguai S.A. (53%).

	b)	Approval of the Valuation Opinion referred to in sub-item “a” of this Item, above.

c)

Ratification of the signing by the Company, as consenting party and guarantor of all the obligations of Cemig GT, of the Purchase and Sale Agreement with Terna S.p.A., the object of which is the acquisition referred to in Item III, sub-item “e”, above.

	d)	Orientation of vote of the representative of the Company in the General Meeting of Stockholders specifically called in the terms of and for the purposes of Article 256 of Law 6404/1976.

V

The Board decided that with six months immediately following the closing of the transaction, a complementary legal, accounting and technical audit of Terna and its affiliated companies should be carried out, to safeguard all the rights of Cemig GT, or of a successor, to the contractually specified indemnities for contingencies in the event that they materialize.

VI

The Board submitted to the Extraordinary General Meeting of Stockholders a proposal for authorization for the Company to invest in acquisitions of assets, in the year 2009, up to a limit such that the ratio {(Capital expenditure + acquisitions) / Ebitda} is 125%, higher than the limit specified in sub-item “d” of Paragraph 5 of Clause 11 of the Bylaws; the limit specified in the Bylaws for the other indicators to remain unchanged.

VII	Votes against: The Board member Wilton de Medeiros Daher voted against the following items:

	a)	Acquisition of Terna Participações S.A., referred to in Item III, sub-items “b” to “d”, and in Items IV and V, above; and

	b)	Change in financial indicators, mentioned in Item VI, above.

VIII

In the event that it is found to be convenient and of interest for Cemig GT to have a lower holding in the registered capital of Terna, for strategic and/or financial reasons, and if the public interest is served, provided that it takes place before the date of closing of the transaction and transfer of ownership of the shares, Cemig GT may, by a new decision of this Board of Directors, constitute a new partnership, with a duly qualified partner, so as to maintain a stockholding interest of at the minimum, 50% less one common share and 50% plus one preferred share, in Terna.

IX	The following spoke on general matters and business of interest to the Company:

The Chairman:	Sergio Alair Barroso;
CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	André Araújo Filho,	Wilton de Medeiros Daher;
Evandro Veiga Negrão de Lima,
Chief Officers:	José Carlos de Mattos,	Luiz Fernando Rolla.
Representatives of:	Banco Morgan Stanley; and
Hirashima & Associados Consultoria em Transações Societárias Ltda.

The following were present, at the sessions on the days indicated:

Present on:
The Chairman:	Sergio Alair Barroso	All dates
(April 17, 20, 21, 22, and 23).
CEO and Vice-Chairman:	Djalma Bastos de Morais	All dates.
Board members:	Alexandre Heringer Lisboa,	All dates,
	André Araújo Filho,	All dates.
	Antônio Adriano Silva,	All dates.
	Britaldo Pedrosa Soares,	April 22
	Eduardo Lery Vieira,	All dates.
	Evandro Veiga Negrão de Lima,	All dates.
	Francelino Pereira dos Santos,	All dates.
	João Camilo Penna,	All dates.
	Maria Estela Kubitschek Lopes,	All dates.
	Wilton de Medeiros Daher,	All dates.
	Fernando Henrique Schüffner Neto,	All dates.
	Guy Maria Villela Paschoal,	April 17.
	Lauro Sérgio Vasconcelos David,	April 17.
	Marco Antonio Rodrigues da Cunha,	All dates,
	Paulo Sérgio Machado Ribeiro.	April 17.
Chief Officers:	José Carlos de Mattos,	All dates.
	Arlindo Porto Neto,	April 23.
	Luiz Fernando Rolla.	April 23.
Representatives of:	Banco Morgan Stanley;	April 17.
	Hirashima & Associados Consultoria em Transações Societárias Ltda.	April 17.
Secretary:	Anamaria Pugedo Frade Barros.	All dates.

Anamaria Pugedo Frade Barros

8.                                                                                      Summary of Minutes of the 459th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 26, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 459th meeting of the Board of Directors.

Date, time and place:	May 26, 2009 at 9.30 a.m. at the Company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

a)

The proposal of the Board member Alexandre Heringer Lisboa to elect Mr. Sergio Alair Barroso Chairman of the Board, and Mr. Djalma Bastos de Morais Vice-chairman, for a period of three years, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 2012.

b)

The proposal of the Chairman to elect the following persons, whose full description is duly given in the full minutes, as the members of the Executive Board, with a period of office of three years, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 2012:

CEO:	Djalma Bastos de Morais
Deputy CEO:	Arlindo Porto Neto
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga
Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto
Chief New Business Development Officer, and	José Carlos de Mattos
Chief Officer for the Gas Division:
Chief Officer for Finance, Investor Relations	Luiz Fernando Rolla
and Control of Holdings:
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho.

c)

Composition of committees: The proposal made by the Chairman, to alter the composition of the Board of Directors Support Committee, the Corporate Governance Committee and the Strategy and Finance Committees, to the following:

Board of Directors	Fernando Henrique Schüffner Neto (Coordinator),
Support Committee:	Alexandre Heringer Lisboa,	João Camilo Penna,
	Andréa Leandro Silva,	Lauro Sérgio Vasconcelos David,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro,
Cezar Manoel de Medeiros;
Corporate Governance	Sergio Alair Barroso (Coordinator),	Djalma Bastos de Morais,
Committee:	Britaldo Pedrosa Soares,	Guy Maria Villela Paschoal;
Strategy Committee:	José Castelo Branco da Cruz (Coordinator),
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Jeffery Atwood Safford,	Paulo Sérgio Machado Ribeiro,
	João Camilo Penna,	Roberto Pinto Ferreira Mameri Abdenur,
	Lauro Sérgio Vasconcelos David,	Cezar Manoel de Medeiros;
Finance Committee:	Jeffery Atwood Safford (Coordinator),	Fernando Henrique Schüffner Neto,
	Alexandre Heringer Lisboa,	Lauro Sérgio Vasconcelos David,
	Andréa Leandro Silva,	Cezar Manoel de Medeiros.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)

Increase in the registered capital of Gasmig, from four hundred and seventy four million, four hundred and ninety seven thousand, two hundred and six Reais and forty centavos to six hundred and forty three million, seven hundred and seventy nine thousand, seven hundred and forty seven Reais and forty nine centavos, by capitalization of the whole balance in the profit reserves account and the accumulated balance, up to December 31, 2007, of the account “Goodwill – Reserve for Capital Increase”, without change in the number of shares into which the registered capital of Gasmig is divided; and

authorization of vote, by the representative of the company in the EGM of Gasmig and in the respective prior meeting of the Board of Directors, in favor of submission to and approval by the EGM, jointly with the opinion of the Audit Board of the respective proposal for increase in the registered capital.

e)

The appointment of the company Hirashima & Associados Consultoria em Transações Societárias Ltda. to prepare Opinions valuing the assets of Terna Participações S.A., in accordance with the provisions of Article 8 of Law 6404/1976 and Item II of Article 256 of that Law, and of the resulting Valuation Opinion; and

	f)	The minutes of this meeting.

III	The Board authorized:

a)

Signing of the Fourth Amendment to the Electricity Purchase and Sale Agreement with Sá Carvalho S.A. and ArcelorMittal Inox Brasil S.A., endorsing the acts carried out since November 1, 2008 and: changing the company name from Acesita S.A. to ArcelorMittal Inox Brasil S.A.; allowing for reduction of Net Assured Electricity Demand, in a given period, with consequent signing of amendments; exclusion of Cemig as an integral party to the Contract; and quittance of all the obligations assumed by Cemig in the Contract.

b)

Signing of a Commitment Undertaking with Cemig GT, the Minas Gerais Forest Institute and the Public Attorneys’ Office of the State of Minas Gerais, for co-management of the State Refuge for Flooded Forest Creatures of the Pandeiros River, in the municipality of Januária, Minas Gerais, for a period of one hundred and twenty months.

c)

Signing of a confidentiality agreement with Cemig D, Cemig GT and representatives of insurers, for contracting of D&O insurance, with a view to regulation of access to the information and data necessary for obtaining a quote for third-party liability insurance with unspecified period of validity, without financial disbursement, with provision for a financial penalty payable in favor of the Company in the event of non-compliance with the said agreement.

IV	The Board ratified:

	a)	The nomination of Mr. Luiz Fernando Rolla as a member of the Board of Directors of ECTE (Empresa Catarinense de Transmissão de Energia S.A.) for the period of office from 2009 to 2012.

	b)	The nomination of:

1)

Mr. Djalma Bastos de Morais and Mr. José Carlos de Mattos as sitting members and Mr. Luiz Fernando Rolla, Fernando Henrique Schüffner Neto, Bernardo Afonso Salomão de Alvarenga, Marco Antonio Rodrigues da Cunha and Luiz Henrique de Castro Carvalho as substitute members of the Board of Directors of Gasmig, for the period of office from 2009 to 2012; and

2)

Mr. José Carlos de Mattos as CEO of that company, to complete the period of office up to the first meeting of the Board of Directors held after the AGM of 2011 or until his duly elected successor is sworn in.

c)

The nomination of Mr. Luiz Fernando Rolla, Mr. Luiz Henrique de Castro Carvalho and Mr. José Carlos de Mattos as sitting members of the Board of Directors of Transchile Charrúa Transmisión S.A., for the period of office from 2009 to 2012.

d)

Opening of administrative proceedings for exemption from tender for, and contracting of, the leasing of the real estate property owned by Forluz, at Av. Barbacena 1200, Belo Horizonte, Minas Gerais, for a period of 12 months, able to be extended for up to a further 48 months, with a maximum limit of 60 months, upon signing of amendments, the value to be shared in the proportion of 4% for Cemig, 42% for Cemig GT and 54% for Cemig D, a new valuation of the property to be carried out after 30 months with consequent establishment of a new value for the rental.

V

Votes against: The Board members André Araújo Filho, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur and Jeffery Atwood Safford voted against the election of the members of the Executive Board, mentioned in Item II, sub-item “b”, above.

VI

Abstentions: The Board members João Camilo Penna, Guy Maria Vilela Paschoal and Alexandre Heringer Lisboa abstained from voting on the matter relating to rental of a real estate property referred to in Item IV, sub-item “d”, above.

VII

The Chairman and Vice-chairman of the Board of Directors declared that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of the Government Workers and of the Senior Administration of the State of Minas Gerais.

VIII

The nominated Chief Officers declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

IX

The Board expressed and recorded its condolences, to his family, for the death of the former Board Member José Luiz Alquéres; and also a vote of recognition for the prompt and dedicated activities of the former Board member Wilton de Medeiros Daher.

X	The following spoke on general matters and business of interest to the Company:

The Chairman.
CEO and Vice-Chairman:	Djalma Bastos de Morais.
Board members:	André Araújo Filho,	Roberto Pinto Ferreira Mameri Abdenur,
	Evandro Veiga Negrão de Lima,	Jeffery Atwood Safford.
Chief Officers:	Luiz Fernando Rolla,	José Carlos de Mattos.
The Secretary.

The following were present:

Board members:	Sergio Alair Barroso,
	Alexandre Heringer Lisboa,	Maria Estela Kubitschek Lopes,
	André Araújo Filho,	Roberto Pinto Ferreira Mameri Abdenur,
	Antônio Adriano Silva,	Jeffery Atwood Safford,
	Eduardo Lery Vieira,	Cezar Manoel de Medeiros,
	Evandro Veiga Negrão de Lima,	Fernando Henrique Schüffner Neto,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
	Guy Maria Villela Paschoal,	Marco Antonio Rodrigues da Cunha, Paulo
	João Camilo Penna,	Sérgio Machado Ribeiro.
CEO and Vice-Chairman:	Djalma Bastos de Morais.
Chief Officers:	Luiz Fernando Rolla.	José Carlos de Mattos.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

9.                                                                                      Summary of Minutes of the 460th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 15, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 460th meeting of the Board of Directors.

Date, time and place:		June 15, 2009 at 2 p.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:		Chairman: Sergio Alair Barroso;
Secretary: João Maurício Melo.

Summary of proceedings:

I	The Chairman asked the Board Members to state whether they had conflict of interest in relation to the matter on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

a)

The authorized capital of the special-purpose company mentioned in III below, in the amount of 25 million Reais, and the related votes, by the representatives of the company in the Extraordinary General Meetings and meetings of the Board of Directors that decide on the subject, in favor of the same, and the respective subscriptions and paying-up of shares and the consequent changes in the bylaws.

	b)	The minutes of this meeting.

III	The Board authorized:

a)

Creation, by ETEP (Empresa Paraense de Transmissão de Energia S.A.), of a special-purpose company to commercially operate Lot H of Aneel Auction 001/2009, comprising the Santos Dumont Substation, in Minas Gerais State, and two segments of transmission lines, in single circuit, with length of approximately 1 km each; and

b)

the representatives of Cemig at the Extraordinary General Meeting of Stockholders of ETEP to vote in favor of: creation of the said SPC; approval of its Bylaws; and approval of the initial capital to be subscribed and paid up in the amount of one thousand Reais, and of its authorized capital in the amount of twenty five million Reais.

IV	Discussion: The Chairman and the Board members Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima and José Castelo Branco da Cruz spoke on general matters and business of interest to the Company.

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Eduardo Lery Vieira,
	Alexandre Heringer Lisboa,	Guy Maria Villela Paschoal,
	Antônio Adriano Silva,	José Castelo Branco da Cruz,
	Britaldo Pedrosa Soares,	Cezar Manoel de Medeiros,
	Evandro Veiga Negrão de Lima,	Fernando Henrique Schüffner Neto,
	Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha.
Maria Estela Kubitschek Lopes,
Secretary:	João Maurício Melo.

João Maurício Melo

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.                                                                                Summary of Minutes of the 461st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 25, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 461st meeting of the Board of Directors.

Date, time and place:			June 25, 2009 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:			Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to matters on the agenda of the meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

	a)	Acquisition of shares in the transmission companies:

• ECTE (Empresa Catarinense de Transmissão de Energia S.A.),

• EATE (Empresa Amazonense de Transmissão de Energia S.A.),

• ETEP (Empresa Paraense de Transmissão de Energia S.A.),

• ERTE (Empresa Regional de Transmissão de Energia S.A.) and

• ENTE (Empresa Norte de Transmissão de Energia S.A.)

that will not be acquired by Alupar Investimentos S.A. because of the exercise by BIP Netherlands Holdings B.V. of the options to sell the shares held in those transmission companies to Cemig and Alupar Investimentos S.A., in the proportion of 95% and 5%, respectively.

	b)	Vote, by the representative of the Company in the Extraordinary General Meetings of Stockholders of Axxiom Soluções Tecnológicas S.A., to be held, in favor of:

•

increase in the registered capital, by issue of one million nominal common shares without par value, with total value of one million Reais, the part under the responsibility of Cemig being four hundred and ninety thousand Reais, from six million, two hundred thousand Reais to seven million, two hundred thousand Reais;

		•	verification of the subscription and paying-up of the shares issued, to take place in Brazilian currency;

•

increases in the registered capital of that company, up to the total amount of R$ 20 million, Cemig’s part being R$ 9.9 million; the respective subscriptions and paying-up of shares; changes in the Bylaws; and

•

non-exercise of Cemig’s right of preference in the subscription of any leftover shares arising from non-subscription by any of the partners of their portions, in the capital increases to be carried out; and

•

non-exercise of this Company’s right of preference in the subscription of any leftover shares arising from non-subscription by any of the partners of their portions, in the said capital increase carried out.

	c)	The minutes of this meeting.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	The Board authorized:

a)

Signing, as consenting party, of the First Amendment to Credit Line Financing Contract No 133.924/06, with the Minas Gerais Development Bank (BDMG), Banco Santander S.A. and Companhia Transirapé de Transmissão with the following also as participating parties – Companhia Técnica de Engenharia Elétrica, Transminas Holding S.A., Furnas Centrais Elétricas S.A. and Orteng Equipamentos e Sistemas Ltda. – for the purpose of rectifying Item “o” of Clause 10, altering the ratio (Stockholders’ equity / Total assets) to, at least, 35%, and including the company Transminas Holding S.A. as guarantor.

	b)	Definition of Cemig’s new future Vision:

“To be, in 2020, one of the two largest energy groups in Brazil in market value, with a significant presence in the Americas, and to be world leader in sustainability in the sector.”

IV

The Board ratified the vote of the representatives of Cemig in the Meeting of the Board of Directors of Rio Minas Energia Participações S.A. (RME), which oriented the Board Members appointed by RME in Light S.A. to vote in favor of the creation of a special-purpose company, a wholly-owned subsidiary of Light S.A., with its registered objects to include the sale of energy.

V	The following spoke on general matters and business of interest to the Company:

The Chairman,
The Vice-Chairman:
Board members:	André Araújo Filho,	Britaldo Pedrosa Soares,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio David Vasconcelos.
Alexandre Heringer Lisboa
Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board members:	Sergio Alair Barroso,	Djalma Bastos de Morais,
	Alexandre Heringer Lisboa,	André Araújo Filho,
	Antônio Adriano Silva,	Britaldo Pedrosa Soares,
	Eduardo Lery Vieira,	Evandro Veiga Negrão de Lima,
	Francelino Pereira dos Santos,	Guy Maria Villela Paschoal,
	João Camilo Penna,	Maria Estela Kubitschek Lopes,
	Cezar Manoel de Medeiros,	Fernando Henrique Schüffner Neto,
	Lauro Sérgio Vasconcelos David,	Marco Antonio Rodrigues da Cunha,
Paulo Sérgio Machado Ribeiro,
Chief Officer:	Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

11.                                                                                Summary of Minutes of the 462nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 462nd meeting of the Board of Directors.

Date, time and place:	July 23, 2009 at 10 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of the meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)

Provision by Cemig of a guarantee for the third issue of commercial promissory notes by Cemig GT, through guarantee affixed to the Promissory Note itself, issued to finance acquisition of assets, in which up to 270 promissory notes will be issued, in a single series, with nominal unit value of 10 million Reais on the issue date, totaling two billion seven hundred million Reais, with tenor of 180 days, remuneration interest at 113% of the rate on Interbank Certificates of Deposit (CDI rate) and payment of principal and interest on the maturity date;

b)

– and guarantee of the second public issue of non-convertible debentures of Cemig GT, through written guarantee, for the payment or pre-payment of the third issue of commercial promissory notes of Cemig GT, in which up to 270,000 debentures will be issued, in two series, with nominal unit value of 10,000 Reais on the issue date, totaling two billion seven hundred million Reais, which value may be increased by up to 35% by the use of a Supplementary Lot (15%) or an Additional Lot (20%).

c)

Signing of the documents necessary for making the above-mentioned guarantee effective, in such a way that the guarantee is existing, valid and efficacious whenever any obligation to be assumed by Cemig GT is not complied with, including but not limited to:

The Mandate Document;
the Contract for Management, Placement and Public Distribution, under the regime of Firm Subscription Guarantee, of Commercial Promissory Notes of the Third Issue of Cemig GT;
the Contract for Management, Placement and Public Distribution, under the regime of Firm Guarantee, of the Second Public Issue of Cemig GT;
Private Deed of the Second Public Issue of Non-convertible Debentures of Cemig GT and respective subsequent amendments;
the physical securities of the 3rd Issue of Commercial Promissory Notes of Cemig GT; and such other documents as duly approved by the legal department not causing cost for the transaction.

IV	Discussion:

The Vice-Chairman; Board members André Araújo Filho, Evandro Veiga Negrão de Lima, José Castelo Branco da Cruz, and Jeffery Atwood Safford; and Chief Officer Luiz Fernando Rolla, spoke on general matters and business of interest to the Company.

The following were present:

The Board members Sergio Alair Barroso, Djalma Bastos de Morais, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Eduardo Lery Vieira, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Jeffery Atwood Safford, José Castelo Branco da Cruz e Marco Antonio Rodrigues da Cunha; the Chief Officers Luiz Fernando Rolla and José Carlos de Mattos; the Superintendent Manoel Bernardino Soares; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.                                                                                Summary of Minutes of the 463rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 463rd meeting of the Board of Directors.

Date, time and place:		August 5, 2009 at 4.30 p.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:		Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to matter on the agenda of the meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

a)

The proposal by Board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Chairman to call the EGM to be held on August 26, 2009, at 11 a.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to deal with the matters mentioned in Item III below.

	b)	The minutes of this meeting.

III	The Board authorized:

a)

Cemig GT, subject to approval by the Extraordinary General Meeting of Stockholders to be called, and prior to the closing of the transaction and transfer of the shares, to reduce its stockholding in Terna Participações S.A., to a minimum level of 50% less 1 (one) of the common shares, and, as to the preferred shares, to the percentage realized by the Public Offer to Purchase Shares from the minority stockholders of that company, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for a sufficient quantity of the units of this FIP (Equity Investment Fund) to be subscribed to meet the above-mentioned requirement, and authorized Cemig GT to grant to FIP Coliseu the right to sell the whole of its stockholdings in Terna Participações S.A. to Cemig GT in the fifth year following its entry, upon payment of the net amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna Participações S.A., adjusted by the variation in the IPCA inflation index + 7% p.a.

	b)	Calling of the Extraordinary General Meeting of Stockholders to ratify the terms of the above decision.

c)

After the ratification by the EGM of the above decision of the Board of Directors, assignment of the Share Purchase Agreement signed by Cemig GT and Terna Rete Electrica Nazionale S.p.A. (Terna S.p.A.) on April 23, 2009, together with all the contracts and commitments assumed by Cemig GT with the advisors who worked in the process of due diligence, and formatting of the acquisition of Terna, to Transmissora do Atlântico de Energia Elétrica S.A. (TAESA).

d)

Increase in the registered capital of TAESA to three billion, five hundred and thirty eight million, two hundred and fifty two thousand, one hundred and ninety four Reais, the portion under the responsibility of Cemig GT being the amount in Brazilian currency equivalent to up to fifty per cent less one common share and up to one hundred per cent of the preferred shares of Terna, to be paid up according to a timetable specified in the Share Purchase Agreement and in the Public Offer to Purchase Shares.

e)

Vote, by the representative of Cemig GT in the Board of Directors and in the EGM of TAESA that decide thereon, in favor of the said capital increase and the consequent change in the Bylaws to reflect this increase.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV

The Board submitted to the EGM, to be held, a proposal authorizing a vote, by the Company’s representative in the EGM of Cemig GT, in favor of the ratification of the decision of the Board of Directors of Cemig GT authorizing that, prior to the date of closing of the transaction and transfer of ownership of the shares, Cemig GT may reduce its stockholding in Terna to a minimum level of fifty per cent less one common share and, as to the preferred shares, to the percentage realized in the Public Offer to Purchase Shares, through a partnership to be constituted with FIP Coliseu, if it becomes possible for a sufficient quantity of the units of this Fund to be subscribed, and authorizing Cemig GT to grant to FIP Coliseu the right to sell the whole of its stockholdings in Terna Participações S.A. to Cemig GT in the fifth year following its entry, upon payment of the net amounts of capital invested net of the dividends and benefits received by FIP Coliseu in the acquisition of Terna, adjusted by the variation in the IPCA inflation index + 7% p.a.

V	The Board established:

a)

That Cemig GT shall maintain a stockholding in TAESA corresponding to forty nine percent of the common shares issued by that special-purpose company, in association with FIP Coliseu, which shall hold the remaining fifty one per cent of the common shares.

b)

That the association between Cemig GT and FIP Coliseu shall be governed by a Commitment Undertaking, Stockholders’ Agreement and Bylaws, to be submitted for decision by the Board of Directors after the conclusion of the negotiation of the said documents with FIP Coliseu, such as shall guarantee

		•	shared management of TAESA and of Terna, conditional upon the transfer of the shares of MPI Participações Ltda. to the stockholder FIP Coliseu and on the exercise by the latter of the right of sale,
•

the obligation of Cemig GT to acquire the totality of its stockholding interest in the fifth year after the entry of FIP Coliseu, through payment of the amounts invested, net of the dividends and benefits received by the said Fund, adjusted by the variation in the IPCA Inflation Index + 7% p.a., and

•

the right of Cemig GT to hold, directly, after the obligatory carrying out of the Public Offer to Purchase Shares from the minority stockholders of Terna, a minimum level of fifty per cent less one common share and, as to the preferred shares, the percentage realized by the Public Offer to Purchase Shares, through the transfer or acquisition of the shares based on the same amount per share specified in the Share Purchase Agreement.

VI	The following spoke on general matters and business of interest to the Company:

Board members:	Britaldo Pedrosa Soares,	Evandro Veiga Negrão de Lima,
Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board members:	Sergio Alair Barroso,	Alexandre Heringer Lisboa,
	Antônio Adriano Silva,	Britaldo Pedrosa Soares,
	Eduardo Lery Vieira,	Evandro Veiga Negrão de Lima,
	Francelino Pereira dos Santos,	Guy Maria Villela Paschoal,
	Lauro Sérgio Vasconcelos David,	Maria Estela Kubitschek Lopes,
	Marco Antonio Rodrigues da Cunha.	Cezar Manoel de Medeiros.
CEO and Vice-Chairman:	Djalma Bastos de Morais
Chief Officers:	Luiz Fernando Rolla,	José Carlos de Mattos.
Manager:	Letícia Vignoli Villela
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

13.                                                         Summary of Minutes of the 465th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 27, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

Summary of minutes of the 465th meeting of the Board of Directors.

Date, time and place:	August 27, 2009, at 9.30 a.m., exceptionally, at
Av. Olegário Maciel 1748, Belo Horizonte, MG, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I        The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II       The Board approved:

a)      Withdrawal of Cemig’s sponsorship of Cemig from the Defined Benefit (BD) Plan of Forluz (Fundação Forluminas de Seguridade Social), offering the active and assisted participants the options of indemnity or transfer of reserve, specified in the rules currently in effect, or migration to the A and B plans, also of Forluz, assuming the commitment calculated by Watson Wyatt Worldwide.

b)      Increase in the registered capital of Cemig Serviços S.A., from ten thousand Reais to one hundred thousand Reais, for execution of the operational expenses budgets of 2009 to 2011; subscription and paying-in of the said increase of the Registered Capital; and vote, by the representative of the company in the Extraordinary General Meeting of Cemig Serviços S.A., in favor of approval of the increase, and the subscription and paying-in of the registered capital above referred to, the said input of capital to be submitted to the next Ordinary General Meeting of Stockholders of Cemig.

c)      The minutes of this meeting.

III      The Board authorized:

a)      Dissolution of CGET – the Strategic Technology Management Center, with transfer of the assets and liabilities of CGET to EMATER – the Minas Gerais State Technical Assistance and Rural Extension Company, in the amount of 56%, and to CETEC – the Minas Gerais Technology Center Foundation – in the amount of 44%.

Vote in favor, via the representative of the Company in the Annual General Meeting of CGET, in relation to the following matters:

•                      Report of management and interim financial statements for the year 2009;

•                      Dissolution of the said Center, with immediate establishment of the process of liquidation and consequent dissolution and extinction of the Board of Directors and the Audit Board, the function of the Directors thus ceasing; designation of a person to carry out the legal functions of liquidator of the said Center and take the necessary measures, representing CGET and employing, during the process of liquidation, the name of the said Center augmented by the expression “In Liquidation”, accompanied by his individual signature and declaration of his status (Liquidator);

•                      Designation of Cemig’s Corporate Executive Office to be, after the extinction of CGET, the body responsible for safekeeping and conservation of the books and other corporate documents for a period of five years, from the date of the General Meeting of Stockholders that decides on this subject.

•                      Allocation of the assets and liabilities of CGET as referred to above.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)      Opening of Administrative Proceedings for Exemption from Tender, and contracting of Empresa de Infovias S.A. to provide transmission capacity services within the IP-MPLS (Internet Protocol-Multi Protocol Label Switching) network and corporate voice and data service in local and long distance mode, for a period of sixty months, the estimated amount being shared between Cemig D, Cemig GT and Cemig; and increase in this year’s budget of the Telecommunications Department, in the amount of five million Reais, to be shared between Cemig D, Cemig GT and Cemig, to be used exclusively in payment of the invoices referring to this contract.

IV     The Board re-ratified CRCA-040/2009, changing the allocation of the funds of Cemig GT’s third issue of commercial promissory notes (“commercial paper”), to the following:

A significant proportion or even the totality of the funds to be raised by the third issue of commercial promissory notes of the Issuer will be allocated to direct or indirect acquisition of assets, and, in the event of non-use of the totality of the funds for this purpose, the remaining quantity shall be used for carrying out of investments and for replenishment of the Issuer’s cash position, having in mind investments already made by it in 2009. The identification of these investments shall be contained in the documents referring to the third issue of Commercial Promissory Notes of the Issuers, as necessary, taking into account the applicable regulations; and the other provisions of that CRCA remain unaltered.

V       Abstentions: The Board Members Alexandre Heringer Lisboa, João Camilo Penna and Guy Maria Villela Paschoal abstained from voting on the matter relating to the withdrawal of sponsorship of the Defined Benefit (BD) Plan of Forluz, referred to in sub-item “a” of item II, above.

VI     The following spoke on general matters and business of interest to the Company:

The Vice-Chairman;
Board members:	André Araújo Filho,	Evandro Veiga Negrão de Lima,
Jeffery Atwood Safford;
Chief Officers:	José Carlos de Mattos,	Luiz Fernando Rolla;
Representative of :	Booz&Co.

The following were present:

Board members:	Sergio Alair Barroso,	Evandro Veiga Negrão de Lima,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Alexandre Heringer Lisboa,	Lauro Sérgio Vasconcelos David,
	André Araújo Filho,	Fernando Henrique Schüffner Neto,
	Antônio Adriano Silva,	Marco Antonio Rodrigues da Cunha,
	Eduardo Lery Vieira,	Cezar Manoel de Medeiros,
	Guy Maria Villela Paschoal,	Franklin Moreira Gonçalves,
	João Camilo Penna,	Kleber Antonio de Campos.
	Jeffery Atwood Safford,	Paulo Sérgio Machado Ribeiro.
Chief Officers:	Arlindo Porto Neto,	Bernardo Afonso Salomão de Alvarenga,
	José Carlos de Mattos,	Luiz Henrique de Castro Carvalho.
Luiz Fernando Rolla,
Representative of:	Booz&Co:	Arthur Ramos.
Secretary:		Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

14.                                                         Summary of Minutes of the 89th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 17, 2009

Cemig Geração e Transmissão S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 89th meeting of the Board of Directors.

Date, time and place:	April 17, 2009 at 11.30 a.m. at the company’s head office, Av. Barbacena 1200, 17th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                         The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of the meeting, and all stated that there was no such conflict of interest.

II                     The Board approved:

a)                   The proposal made by the Chairman to change the drafting, in the Internal Regulations of the Board of Directors, of: Articles 5, 18, 21, 22 and 28; the title of Chapter VIII; the head paragraph of Clause 11; the second paragraph of Clause 15; and sub-item “b” of the first paragraph of Clause 30.

b)                  The vote, by the representatives of Cemig GT, in the meetings of the Board of Directors of Madeira Energia S.A. (MESA) and Santo Antônio Energia S.A. (SAESA), in favor of submission to their respective Extraordinary General Meetings of Stockholders of the matter relating to the increase of the registered capital of SAESA up to four billion two hundred million Reais, in December 2007 currency, and consequent changes to the Bylaws, and subscription and paying up of the respective shares; and also, in the Extraordinary General Meetings of Stockholders of MESA which deal with the subject referred to above.

c)                   The minutes of this meeting.

III              The Board authorized the Company to participate in the special-purpose company Transmissora do Atlântico de Energia Elétrica S.A., for the purposes of acquisition of a holding in Terna Participações S.A., in conjunction with Neoenergia S.A., which will hold 51% of the registered capital, the remaining 49% to be owned by Cemig GT, the Company to have authorized capital of ten thousand Reais.

IV                The Board ratified:

a)                   Signing of the Association Agreement between Cemig and Neoenergia S.A., in which the parties decided, jointly to make joint efforts to begin studies, analyses and researching of information on the assets of Terna Participações S.A., the efficacy of the obligation to exclusivity in such agreement being subject to ratification by the Board of Directors.

b)                  Signing of the Agreement for Fiduciary Assignment of Rights and Share Units, between MESA (Madeira Energia S.A.) – , as assignor, Fundo de Investimento do Fundo de Garantia do Tempo de Serviço (FI-FGTS), as assignee, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent, Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A. and Odebrecht Investimentos em Infra-estrutura Ltda., as parties, SAESA (Santo Antônio Energia S.A.) and the Federal Savings Bank (CEF) as consenting parties, and Cemig GT also as participating party.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)                   The votes by the representatives of Cemig GT: in the meetings of the Board of Directors of MESA and SAESA, in favor of submission to their respective General Meetings of Stockholders of the matter relating to the increase of the registered capital of SAESA and consequent alteration of its Bylaws, from ten thousand Reais to five hundred and seventy one million and thirty thousand Reais, and subscription and paying up of the respective shares; and, in the respective Extraordinary General Meeting of Stockholders of MESA, in relation to the subject mentioned.

V                    The Board re-ratified CRCA (Board Spending Decision) 002/2009, with the following effect:

1)                   – changing it in relation to:

a)                  signing, as participating parties, jointly with Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A. and Odebrecht Investimentos em Infra-estrutura Ltda., and with MESA (Issuer), FI-FGTS (Debenture Holder), Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Fiduciary Agent) and Santo Antônio Energia S.A. and Odebrecht S.A. (consenting parties), of the Private Deed for the first Private Issue of Non-convertible Debentures, in six series, of the subordinated type, subject to conversion to the Unsecured type, in the amount of one billion, five hundred million Reais.

b)                 Signing, as a Party, together with the other stockholders of MESA, and also MESA itself, FI-FGTS, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários (Fiduciary Agent) and Odebrecht S.A. as consenting parties, of the Stockholders’ Agreement and Agreement on Procedures for Capitalization of Madeira Energia S.A. – MESA, which has the objective of defining procedures to ensure the rapid and efficient execution, by MESA or, as the case may be, by FI-FGTS or by the manager of the Fund, of the obligations assumed by each stockholder and each party in this agreement and in the Debenture Deed. By this instrument Cemig GT, and the other stockholders, undertake to subscribe and pay up an increase in capital of MESA, for the latter to settle its obligations assumed under the private Deed of Private Issue of Debentures of MESA.

c)                  Signing, as participating party, jointly with the other stockholders of MESA, MESA itself, and Santo Antônio Energia S.A. and FI-FGTS, of the Commitment Undertaking, in which SAESA and FI-FGTS undertake to sign the Private Deed of the first Private Issue of Non-convertible Debentures, in Two Series, of the Real Guarantees and Additional Guarantees type, and to negotiate in good faith the additional terms and conditions of the Deed, comprising the Characteristics of the Issue, the Conditions for subscription and paying up of the debentures, Default and Early maturity events, Positive and negative covenants of the Issuer, etc.

By this undertaking, the parties agree that SAESA shall have the option, after disbursement of the total of the credits contracted in accordance with the Financing Contracts and the Deed, if it should still be necessary for the development, implantation and construction of the Project, to contract additional debt of up to five hundred and forty million Reais, such amount to be updated in accordance with the variation in the IPC-A inflation index between the date of this Commitment Undertaking and the date of actual issue, as the case may be, in the form of Profit Share Debentures; and

2)                   – and authorizing:

a)                   Granting of a mandate by Cemig GT to FI-FGTS and to the fiduciary agent as its duly authorized attorneys. Without prejudice to the other obligations specified in the Stockholders’ Agreement and the Agreement on Procedures for Capitalization of MESA, the stockholders undertake, in proportion to their respective stockholdings in the registered capital of the company, to make injections of capital into MESA in such a way that the total registered capital subscribed over the company reaches or exceeds the amounts of:

two hundred and fifty nine million, four hundred and fifty five thousand Reais by July 31, 2011;

five hundred and eighteen million, nine hundred and nine thousand Reais by December 31, 2011;

seven hundred and fifty million Reais by May 31, 2012;

one billion, two hundred and forty million, five hundred and forty six thousand Reais by September 30, 2012; and

one billion, five hundred million Reais by December 31, 2012.

b)                  The representative of Cemig GT, in the meeting of  MESA deciding on the said capital increases, to decide in favor of them, also authorizing Cemig GT to subscribe and pay up 10% of the shares of MESA issued in these capital increases, in the periods necessary for compliance with the obligations specified in the Agreement. If Andrade Gutierrez Participações S.A., Odebrecht Investimentos em Infra-estrutura Ltda. and/or Odebrecht S.A. capitalizes the company by through Fundo de Investimento em Participações Amazônia Energia, in compliance with the provisions in items 4.2. and 4.3. of this Agreement, Cemig GT, Furnas Centrais Elétricas S.A., Construtora Norberto Odebrecht S.A and the Fund itself will waive their portion of the right of preference for capitalization of MESA specified in the Stockholders’ Agreement arising from the said capital increase, and, as a result of such capitalization and increase of capital, AG and OII shall come to hold the corresponding shares in MESA. The other authorizations of that instrument remain unchanged.

VI                The Board introduced complementary matters into CRCA-089/2007, authorizing:

vote, by the representative of Cemig GT at the meetings of the Board of Directors and in the General Meetings of Stockholders of MESA in favor or the increase in the registered capital from ten million Reais to up to four billion, two hundred million Reais, in December 2007 currency; and

the respective subscriptions and paying-up of the shares, and alterations of the Bylaws.

VII            Abstention: The Board member Wilton de Medeiros Daher abstained from voting on the matters relating to:

a)                   Participation in a special-purpose company and signing of the Association Agreement, mentioned in Item III and sub-item “a” of IV, above.

b)                  Issue of debentures of Madeira Energia S.A. – MESA, referred to in sub-item “b” of Item IV and in Item V, above.

c)                   Orientation of vote for increase of capital in MESA and SAESA, mentioned in sub-item “b” of Item II, in sub-item “c” of Item IV and in Item VI, above.

IX                The following spoke on general matters and business of interest to the Company:

The Chairman,
The Vice-Chairman,
Board members:	André Araújo Filho,	Evandro Veiga Negrão de Lima,
Wilton de Medeiros Daher

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Alexandre Heringer Lisboa,	Wilton de Medeiros Daher,
	André Araújo Filho,	Fernando Henrique Schüffner Neto,
	Antônio Adriano Silva,	Guy Maria Villela Paschoal,
	Eduardo Lery Vieira,	Lauro Sérgio Vasconcelos David,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Francelino Pereira dos Santos,	Paulo Sérgio Machado Ribeiro.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

15.                                                         Summary of Minutes of the 90th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 17, 20–23, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 90th meeting of the Board of Directors.

Date, time and place:

Opened on April 17, 2009, at 3 p.m., resumed at 5 p.m. on April 20, 21 and 22, and finalized on April 23, 2009, at 8.15 p.m., at the Company’s head office, Av. Barbacena 1200, 12th floor, B1 Wing Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I        The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of the meeting, and all stated that there was no such conflict of interest.

II       The Board approved:

c)      The proposal by Board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Chairman to call an Extraordinary General Meeting of Stockholders to be held on May 28, 2009, at 4 p.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to deal with the matters mentioned in Item IV, below.

b)      The minutes of this meeting.

III     The Board authorized:

a)      Opening of Administrative Proceedings for Exemption from Tender, and contracting, of the Minas Gerais Water Management Institute (IGAM), for services of operation, maintenance, conservation of stations and processing of hydro-meteorological data of the Cemig GT network, for a period of 12 months, able to be extended for equal periods, upon signing of amendments, up to a limit of 60 months.

b)      Signing of a Technical and Operational Cooperation Understanding with the Minas Gerais Environment and Sustainable Development Department (SEMAD) and the Minas Gerais Environment Foundation (FEAM), for joint activities in the Waste is Energy Project, with period of validity of 30 months, able to be amended if there is interest between the parties, and consent by the participants, limited to a maximum period of 60 months, each party being responsible for its costs, and there being no transfer of funds; and limitation of funds for operational expenses of the internal bodies of the Company involved in the implementation of this Cooperation Understanding.

c)      Signing of a Working Agreement with Cemig D and the Minas Gerais Forests Institute (IEF), to set the rules and procedures governing removal of vegetation, including when located in areas of permanent preservation, and species protected by law, or felling of which is prohibited, to make possible cleaning of the pathways of transmission lines and electricity distribution

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

networks and other projects undertaken for the full functioning of the Company’s electricity system, with period of validity of sixty months, without any transfer of funds.

d)      Signing of the Second Amendment to the Commitment Undertaking with EDP – Energias do Brasil S.A., Construtora Andrade Gutierrez S.A. and Concremat Engenharia e Tecnologia S.A., for the inclusion of studies for the Sinop Hydroelectric Area on the Teles Pires River, in the State of Mato Grosso, in the feasibility studies for potential hydroelectric sites under analysis, and adjusting the total estimated value of the said Undertaking.

e)      The Company, subject to approval by the Extraordinary General Meeting of Stockholders to be called, to enter into the Share Purchase Agreement with Terna S.p.A., in which Cemig is consenting party and guarantor of all the obligations of Cemig GT, for the acquisition of one hundred and seventy three million, five hundred and twenty seven thousand, one hundred and thirteen common shares in Terna Participações S.A., being 85.27% of the voting stock and 65.86% of the total stock of that Company; and

f)       Cemig GT to make a public offer to acquire the shares of Terna in circulation in the market, to ensure for the other stockholders of that Company equality with the treatment given to Terna S.p.A.

IV     The Board called an Extraordinary General Meeting of Stockholders, in the terms of and for the purposes of Article 256 of Law 6406/1976, specifically for:

a)      Approval of the appointment of the specialized company Hirashima & Associados Consultoria em Transações Societárias Ltda., with head office at Rua Florida 1758, 1st floor, Cidade Monções, 04565-001 São Paulo, registered in the CNPJ under number 05.534.178/0001-36, for preparation of an Opinion of Valuation, in accordance with Paragraphs 1 and 6 of Article 8 of Law 6404/1976, of the assets of Terna Participações S.A., a listed company with shares traded in Units (each unit being equivalent to two preferred shares and one common share) listed at Level 2 on the São Paulo Stock Exchange, which on December 31, 2008 held stockholding interests as follows in the following electricity transmission concessions: Novatrans Energia S.A. (100%), Empresa de Transmissão de Energia do Oeste Ltda. (100%), Transmissora Sudeste Nordeste S.A. (100%), Brasnorte Transmissora de Energia S.A. (35%), and Empresa de Transmissão do Alto Uruguai S.A. (53%).

b)      Approval of the Valuation Opinion referred to in sub-item “a” of this Item, above.

c)      Ratification of the signing by the Company of the Purchase and Sale Agreement with Terna S.p.A., having Cemig as consenting party and guarantor of all the obligations of Cemig GT, the object of which is the acquisition referred to in Item III, sub-item “e”, above.

V       The Board decided that within six months immediately following the closing of the transaction, a complementary legal, accounting and technical audit of Terna and its affiliated companies should be carried out, to safeguard all the rights of Cemig GT, or of a successor, to the contractually specified indemnities for contingencies in the event that they materialize.

VI     Vote against: The Board member Wilton de Medeiros Daher voted against the acquisition of Terna Participações S.A., referred to in Item III, sub-items “e” and “f”, and in Item IV, above.

VII    In the event that it is found to be convenient and of interest for Cemig GT to have a lower holding in the registered capital of Terna, for strategic and/or financial reasons, and if the public interest is served, provided that it takes place before the date of closing of the transaction and transfer of ownership of the shares, Cemig GT may, by a new decision of this Board of Directors, constitute a new partnership, with a duly qualified partner, so as to maintain a stockholding interest of up to 50% less one common share and 50% plus one preferred share in Terna.

VIII   The following spoke on general matters and business of interest to the Company:

The Chairman:	Sergio Alair Barroso;
CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	André Araújo Filho,	Alexandre Heringer Lisboa,
	Evandro Veiga Negrão de Lima,	Wilton de Medeiros Daher.
Chief Officers:	José Carlos de Mattos,	Luiz Fernando Rolla.
Representatives of:	Banco Morgan Stanley; and Hirashima & Associados Consultoria em Transações Societárias Ltda.

The following were present, at the sessions on the days indicated:

Present on:
The Chairman:	Sergio Alair Barroso	All dates (April 17, 20, 21, 22, and 23).
CEO and Vice-Chairman:	Djalma Bastos de Morais	All dates.
Board members:	Alexandre Heringer Lisboa,	All dates,
	André Araújo Filho,	April 17.
	Antônio Adriano Silva,	All dates.
	Britaldo Pedrosa Soares,	April 22
	Eduardo Lery Vieira,	All dates.
	Evandro Veiga Negrão de Lima,	All dates.
	Francelino Pereira dos Santos,	All dates.
	João Camilo Penna,	All dates.
	Maria Estela Kubitschek Lopes,	All dates.
	Wilton de Medeiros Daher,	All dates.
	Fernando Henrique Schüffner Neto,	All dates.
	Guy Maria Villela Paschoal,	April 17.
	Lauro Sérgio Vasconcelos David,	April 17.
	Marco Antonio Rodrigues da Cunha,	April 17, 20, 21, 22.
	Paulo Sérgio Machado Ribeiro.	April 17.
Chief Officers:	José Carlos de Mattos,	All dates.
	Arlindo Porto Neto,	April 23.
	Luiz Fernando Rolla.	April 23.
Representatives of:	Banco Morgan Stanley;	April 17.
	Hirashima & Associados Consultoria em Transações Societárias Ltda.	April 17.
Secretary:	Anamaria Pugedo Frade Barros.	All dates.

Anamaria Pugedo Frade Barros

16.                                                         Summary of Minutes of the 91st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 26, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 91st meeting of the Board of Directors.

Date, time and place:	May 26, 2009 at 1 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Meeting Committee:	Chairman: Sergio Alair Barroso; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of the meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

a)                   The proposal made by the Chairman, to alter the composition of the Board of Directors Support Committee, the Corporate Governance Committee and the Strategy and Finance Committees, to the following:

Board of Directors	Fernando Henrique Schüffner Neto (Coordinator),
Support Committee:	Alexandre Heringer Lisboa,	João Camilo Penna,
	Andréa Leandro Silva,	Lauro Sérgio Vasconcelos David,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro,
Cezar Manoel de Medeiros;

Corporate Governance	Sergio Alair Barroso (Coordinator),	Djalma Bastos de Morais,
Committee:	Britaldo Pedrosa Soares,	Guy Maria Villela Paschoal;

Strategy Committee :	José Castelo Branco da Cruz (Coordinator),
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Jeffery Atwood Safford,	Paulo Sérgio Machado Ribeiro,
	João Camilo Penna,	Roberto Pinto Ferreira Mameri Abdenur,
	Lauro Sérgio Vasconcelos David,	Cezar Manoel de Medeiros;

Finance Committee:	Jeffery Atwood Safford (Coordinator),	Fernando Henrique Schüffner Neto,
	Alexandre Heringer Lisboa,	Lauro Sérgio Vasconcelos David,
	Andréa Leandro Silva,	Cezar Manoel de Medeiros.

b)                  The appointment of the company Hirashima & Associados Consultoria em Transações Societárias Ltda. to prepare Opinions valuing the assets of Terna Participações S.A., in accordance with the provisions of Article 8 of Law 6404/1976 and Article 256 of that Law, and also the said Valuation Opinion.

c) The minutes of this meeting.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	The Board authorized:

a)

Contracting of financing with Finep (Financiadora de Estudos e Projetos), for 90% of the costs that are under the responsibility of Cemig GT in relation to the feasibility studies for hydroelectric potential at Noruega, Doresópolis, Ponte Indaiá, Lagoinha, Bom Retiro, Escura, São Miguel, Formoso, Pompeu, Choro, Angueretá, Peixe Bravo and Itaocara.

b)

Signing of a Contract for Connection to the Transmission System with the UHE Baguari Consortium, made up of the companies Baguari I Geração de Energia Elétrica S.A., Furnas Centrais Elétricas S.A. and Cemig GT, with the National Electricity System Operator as consenting party, to establish the conditions, procedures, and technical-operational and commercial responsibilities for regular connection of the Baguari Hydroelectric Plant to the national grid, with period of validity up to July 8, 2015, such contract to be submitted to Aneel for subsequent approval.

c)

Signing of a Commitment Undertaking with Cemig, the Minas Gerais State Forest Institute and the Public Attorneys’ Office of the State of Minas Gerais, for co-management of the State Refuge for Flooded Forest Creatures of the Pandeiros River, in the municipality of Januária, Minas Gerais, for a period of one hundred and twenty months.

d)

Signing of a Working Agreement with Cemig D, Gasmig and the Minas Gerais Forests Institute, to set the rules and procedures governing removal of vegetation, including when located in areas of permanent preservation, and species protected by law, or felling of which is prohibited, to make possible execution of new transmission line expansion projects and other projects undertaken for the full functioning of the Company’s electricity system, with period of validity of sixty months, without any transfer of funds.

e)

Signing of a confidentiality agreement with Cemig, Cemig D and representatives of insurers for contracting of D&O insurance, with a view to regulation of access to the information and data necessary for obtaining a quote for third-party liability insurance, with unspecified period of validity, without financial disbursement, with provision for a financial penalty payable in favor of Cemig G in the event of non-compliance with the said agreement.

IV	The Board ratified:

a)

of a Opening of administrative proceedings for exemption from tender for, and contracting of, the leasing of the real estate property owned by Forluz, at Av. Barbacena 1200, Belo Horizonte, Minas Gerais, for a period of 12 months, able to be extended for up to a further 48 months, with a maximum limit of 60 months, upon signing of amendments, the value to be shared in the proportion of 4% for Cemig, 42% for Cemig GT and 54% for Cemig D, a new valuation of the property to be carried out after 30 months with consequent establishment of a new value for the rental.

b)

Vote, by the representative of the company at the Extraordinary General Meetings of Stockholders of Hidrelétrica Pipoca S.A., held on April 30 and May 5 and 11, 2009, that decided on the increase in the registered capital from seven million, four hundred and thirteen thousand, two hundred and ninety six Reais to thirty three million, six hundred and one thousand, three hundred e eighty eight Reais;

authorization for increase in the registered capital of Hidrelétrica Pipoca S.A. up to thirty nine million, two hundred and fifty five thousand, seven hundred and seventy seven Reais and sixty three centavos, in current currency, corresponding to the value of the equity, approved by CRCA-082/2008, the value equivalent to 49% being owned by the Company; and

vote in favor, by the representative of the Company in the EGMs of that Company that decide on the above capital increase.

V	The Board endorsed the Company’s Annual Social and Environmental Responsibility Report on the business year 2008, to be presented to Aneel.

VI

Abstentions: The Board members João Camilo Penna, Guy Maria Vilela Paschoal and Alexandre Heringer Lisboa abstained from voting on the matter relating to rental of a real estate property referred to in Item IV, sub-item “a”, above.

VII	Discussion: The Board members and the Chief Officers José Carlos de Mattos and Luiz Fernando Rolla spoke on general matters and business of interest to the Company.

The following were present:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	Sergio Alair Barroso,	Maria Estela Kubitschek Lopes,
	Alexandre Heringer Lisboa,	Roberto Pinto Ferreira Mameri Abdenur,
	André Araújo Filho,	Jeffery Atwood Safford,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Eduardo Lery Vieira,	Fernando Henrique Schüffner Neto,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro.
João Camilo Penna,

Chief Officers:	José Carlos de Mattos.	Luiz Fernando Rolla
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

17.                                                         Summary of Minutes of the 92nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 25, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company
CNPJ 06.981.176/0001-58
NIRE 31300020550

Summary of minutes of the 92nd meeting of the Board of Directors.

Date, time and place:	June 25, 2009 at 1 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

a)

Payment to stockholders of Interest on Equity, to be part of and on account of the minimum obligatory dividend, in the amount of one hundred and seven million one hundred and thirty six thousand Reais, to be paid in two equal installments, by June 30 and December 30, 2010, the Executive Board to obey the periods, and determine the places, periods and processes for payment, the stockholders whose names are in the Company’s Nominal Share Registry on June 25, 2009 being entitled to this amount.

	b)	The minutes of this meeting.

III	The Board authorized:

a)

Opening of Administrative Proceedings for Exemption from Tender, and direct contracting of Hirashima & Associados Consultoria em Transações Societárias Ltda. for preparation of economic-financial valuation Opinions on the assets and liabilities of Terna Participações S.A., for a period of three months, endorsing and ratifying the actions taken since April 17, 2009.

b)

Opening of Administrative Proceedings for Exemption from Tender, and direct contracting of Banco Morgan Stanley S.A., for a maximum period of eighteen months, to provided services of economic and financial consultancy for the acquisition of Terna Participações S.A.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)

Signing of the Second Amendment to Contract for Use of the Transmission System (CUST) No. 076/2002, with the National Electricity Operating System (ONS) and the transmission concession holders represented by the ONS, for the purpose of nullifying, from July 1, 2009, the Amounts of Use of the Transmission System contracted at the connection points not belonging to the national grid, of the generation enterprises Igarapé, Itutinga, Camargos, Miranda and Salto Grande, valid from the date of signature, all the other clauses and conditions previously stipulated remaining valid.

d)

For the Executive Board periodically to declare Interest on Equity, subject to the maximum annual limit allowed by the legislation for the 2009 business year, that is, two hundred and seventeen million, five hundred and seventy one thousand Reais, it being for the Executive Board to decide the places and processes of payment and make the allocation of the Interest on Equity against the minimum obligatory dividend.

IV

The Board ratified the signing of the First Amendment to Contract for Use of the Transmission System (CUST) No. 076/2002, between Cemig, the National Electricity Operating System (ONS) and the transmission concession holders represented by the ONS, with a view to substitution of Annex II, which sets the amounts of use contracted for the years of 2004 and subsequent years, and alteration of Clause Six, to be valid as from its signing up to the end of the concession, the other clauses and conditions previously stipulated remaining unchanged.

V	The following spoke on general matters and business of interest to the Company:

The Chairman,
The Vice-Chairman;
Board members:	André Araújo Filho,	Britaldo Pedrosa Soares,
	Evandro Veiga Negrão de Lima,	Alexandre Heringer Lisboa.
Chief Officers:	José Carlos de Mattos,	Luiz Fernando Rolla.

The following were present:

Board members:	Sergio Alair Barroso,	Alexandre Heringer Lisboa,
	André Araújo Filho,	Antônio Adriano Silva,
	Britaldo Pedrosa Soares,	Eduardo Lery Vieira,
	Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos,
	Guy Maria Villela Paschoal,	João Camilo Penna,
	Maria Estela Kubitschek Lopes,	Cezar Manoel de Medeiros,
	Fernando Henrique Schüffner Neto,	Lauro Sérgio Vasconcelos David,
	Marco Antonio Rodrigues da Cunha,	Paulo Sérgio Machado Ribeiro.
The Vice-Chairman:	Djalma Bastos de Morais.
Member of the Audit Board:	Aliomar da Silva Lima.
Chief Officer:	José Carlos de Mattos,	Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

18.                                                         Summary of Minutes of the 93rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company
CNPJ 06.981.176/0001-58
NIRE 31300020550

Summary of minutes of the 93rd meeting of the Board of Directors.

Date, time and place:	July 23, 2009 at 11 a.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

A)     The 3rd issue of commercial promissory notes for placement and public distribution in the local capital market, with the following features:

Issuer:	Cemig GT.
Lead Manager:	BB Banco de Investimento S.A.

Managers:	Caixa Econômica Federal and HSBC Corretora de Títulos e Valores Mobiliários
S.A., and other financial institutions nominated by the Lead Manager as a result of a process of syndication and approved by Cemig GT.

Value of the Issue:	Up to two billion seven hundred million Reais.

Allocation of proceeds:	Payment for acquisition of assets.

Number of series:	Single.

Period and maturity:	The notes will be issued on the date of their subscription and paying up and will have tenor of one hundred and eighty days.

Placement regime:	Firm guarantee of subscription by the managers. The firm guarantee commitment is valid up to December 30, 2009.

Nominal unit value:	Minimum of ten million Reais on the respective date of issue.

Number of promissory notes:	Two hundred and seventy.

Form:	They will be issued physically and will be deposited with a financial institution qualified and authorized to provide custody services. They will be nominal and will circulate with crossed signature for transfer of ownership.

Remuneration:	Remuneration interest shall accrue on the Nominal Unit Value of the Promissory
Notes at the rate of 113% of the average DI (Interbank Deposit) “over extra grupo”
rate for one day, expressed in the form of a percentage per year, on the 252(two hundred and fifty two)-business-days basis, calculated and published daily by Cetip

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

S.A. – Organized Over-the-counter Assets and Derivatives Market (“Cetip”) in the daily information bulletin available on its website.

Payment of the Remuneration:	At maturity.

Amortizations:	At maturity.

Renegotiation:	None.

Optional early maturity:	The Issuer may carry out early redemption of the promissory notes.

Guarantor:	The notes shall have the corporate guarantee of Cemig through guarantee written on the body of the promissory notes.

Place of payment:	The payments relating to the Promissory Notes shall be made in accordance with the procedures of Cetip, for the Promissory Notes registered in the NOTA or, for the holders of Promissory Notes that are not linked to that system, at the Issuer’s head office.

Proof of limits:	The offering does not need to obey the limits specified in Articles 3 and 4 of CVM
Instruction 134/1990, under the dispensation in Article 1, Sub-item III, of CVM
Instruction 155/1991.

Early maturity:

The holders of the Promissory Notes may declare all the obligations arising from the Promissory Notes which they hold to be due and payable, and demand immediate payment by the Issuer of the Nominal Unit Value of the Promissory Notes, augmented by the Remuneration and the charges, “pro rata tempore”, from the Issue Date, by letter delivered with advice of receipt or letter posted with advice of receipt addressed to the head office of the Issuer, in any of the following events:

a)

Declaration of bankruptcy, dissolution and/or liquidation of the Issuer or application for Judicial Recovery or out-of-court reorganization or application for bankruptcy made by the Issuer, or any analogous event that characterizes a state of insolvency, including an agreement with creditors, in accordance with the applicable legislation.

b)

Legitimate and reiterated protest proceedings on securities against the Issuer, the unpaid value of which, individually or in aggregate, is more than R$ 50,000,000.00 (fifty million Reais) unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer, or if cancelled or if validly contested in court, in any event, within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due.

	c)	Early redemption of any pecuniary obligation of the Issuer arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50,000,000.00 (fifty million Reais).

	d)	Change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer, unless this takes place by order of a court, without the prior consent of holders of Promissory Notes.

	e)	Absorption of the Issuer by another company, or split or merger of the Issuer, unless this takes place by order of a court.

	f)	Privatization of the Issuer.

	g)	Termination, for any reason, of any of the concession contracts held by the Issuer such as represents an adverse material impact on the Issuer’s payment capacity.

h)

Default unjustified by the Issuer, or absence of legal and/or court measures required for the nonpayment of any debt or any obligation to pay, under any agreement to which it is a party as borrower or Guarantor, the value of which, individually or in aggregate, is greater than R$ 50,000,000.00 (fifty million Reais).

B) The 2nd public issue of non-convertible debentures for public distribution, with the following features:

Issuer:	Cemig GT.

Lead Manager:	BB Banco de Investimento S.A.

Managers:	Caixa Econômica Federal and HSBC Corretora de Títulos e Valores Mobiliários
S.A., and other financial institutions nominated by the Lead Manager as a result of a process of syndication and approved by Cemig GT.

Issue Date:	To be decided.

Value of the Issue:	Up to two billion seven hundred million Reais, on the Issue Date.

The amount may be increased by up to 35%, by use of the Supplementary Lot (15%) and/or Additional Lot (20%).

Use of proceeds:	Payment or pre-payment of the 3rd Issue of Commercial Promissory Notes of Cemig GT.

Number of debentures:	Up to two hundred and seventy thousand debentures for any series, the quantity being decided in the process of bookbuilding using the structure known as communication channels.

Nominal Unit Value:	Ten thousand Reais on the Issue Date.

Placement regime:	Firm guarantee of subscription by the managers, without joint liability, for the total of the issue.

The firm guarantee will be exercised exclusively on the subscription of the 1st series and only in the event of the demand from investors for the debentures not exceeding the limit established for the volume of the issue, before any use of the Supplementary or Additional Lots.

The firm guarantee commitment from subscription of the debentures by the managers is valid up to December 30, 2009.

Type and Form:	Nominal, book-entry.

Category:	Unsecured.

Class:	Not convertible into shares.

Number of series and volume:

Two series – they will be offered to investors on the “communicating channels” basis. Issuance of the 2nd series shall be conditional upon obtaining of demand from investors sufficient for the issuance of a minimum amount to be decided between Cemig GT and the Managers.

1st series:

Remuneration indexed to the accumulated variation of the average daily rates for Interbank Deposits for one day, calculated and published daily by Cetip S.A. in the daily information bulletin available on its website (DI Rate).

2nd series:	With clause for its monetary updating by the accumulated variation in the IPCA (expanded Consumer Price) inflation index.

Tenor to Maturity:
1st series:	2 years from the Issue Date.
2nd series:	5 years from the Issue Date.

Form of amortization:
1st series:	“Bullet” (single payment on termination).
2nd series:	In three equal annual installments in the 3rd, 4th and 5th years from the Issue Date.

Payment of the remuneration:	Annual, from the Issue Date, for the two series.

Payment of monetary updating:
1st series:	None.
2nd series:	On the same dates as amortization.

Remuneration:	Will be decided in a bookbuilding procedure, the initial rate of the bookbuilding and of the exercise of the firm guarantee for the first series being set as follows:

1st series:	Spread of 1.5% per year, based on two hundred and fifty two business days, to be capitalized at the accumulated variation of DI Rates.

2nd series:	Variation in the IPCA inflation index plus a spread to be decided by common agreement between Cemig GT and the managers before the start of the process of sale of the debentures.

Guarantor:	The debentures with have the corporate guarantee of Cemig, through a joint guarantee.

Registry for trading:	The securities will be registered for trading:

	a)	in the National Debentures System, administered by Cetip S.A., in accordance with the policies and guidelines set by Andima – the National Association of Open Market Institutions; and/or

b)	on the Bovespafix, operated by the São Paulo Stock Exchange.

Minimum rating:	“Aa3.br”, with outlook stable, Brazilian scale, by Moody’s América Latina Ltda. or equivalent classification, if carried out another risk rating agency.

Early maturity:

Any of the following events are considered to be early maturity events, subject to declaration by the fiduciary agent of early maturity of the issue and immediate demandability of payment by the Issuer of the non-amortized unit value of each debenture, augmented by the remuneration:

a)

declaration of bankruptcy, dissolution and/or liquidation of the Issuer or application for Judicial Recovery or out-of-Court reorganization of the Issuer or an application for bankruptcy made by the Issuer, or any analogous event that characterizes a state of insolvency of the Issuer, in accordance with the applicable legislation.

	b)	Non-compliance by the Issuer with any pecuniary obligation related to the Debentures.

	c)	Early maturity of any debt of the Issuer in an amount of R$ 50,000,000.00 (fifty million Reais) or more, or its equivalent in other currencies, due to any non-compliance, contractual or otherwise.

d)

Termination, for any reason, of any of the concession contracts to which the Issuer is a party representing separately or jointly an amount equal to 30% (thirty per cent) or more of the net operational revenue of the Issuer as stated in its last prior financial statements at the time.

e)

Legitimate protest of securities against the Issuer, in an amount exceeding fifty million Reais or its equivalent in other currencies, unless made in error or bad faith of a third party validly proven by the Issuer, or unless suspended or cancelled, or unless guarantees are given in Court, under any circumstances, within a maximum of 30 (thirty) calendar days from the date on which the written notice sent by the Fiduciary Agent is received.

f)

Non-compliance by the Issuer with any non-pecuniary obligation specified in the Issue Deed, not cured in 30 (thirty) calendar days from the date of the written notice sent by the Fiduciary Agent to the issuer to this effect.

g)

If the Issuer omits to pay by the maturity date, or does not take the legal or judicial measures required for non-payment in relation to, any debt or any other obligation payable by the Issuer under any agreement or contract to which it is a party as a lender, borrower, or guarantor, involving an amount of fifty million Reais or more or its equivalent in other currencies.

h)

Privatization, merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization that results in reduction of the Issuer’s capital. For the purposes of this sub-item privatization is defined as: an event in which the present direct controlling stockholder of the Issuer, Cemig, directly or indirectly ceases to hold the equivalent of, at least, 50% plus one share of the total of the shares representing the Issuer’s voting stock, and/or the entity currently controlling Cemig, the Government of the State of Minas Gerais, directly or indirectly ceases to hold the equivalent of, at least, 50% plus one of the total of the shares representing the voting capital of Cemig.

Any of the events indicated in sub-items “a”, “b” or “c” above shall result in automatic early maturity of the Debentures independently of any consultation of the Debenture holders. I any of the events indicated in sub-items “d” to “h” above the Fiduciary Agent shall call, within 48 hours from the date on which it becomes aware of any of the events referred to, a general Meeting of Debenture Holders to decide on the statement of early maturity of the Debentures, which shall be decided by Debenture holders representing at least two thirds of the Debentures of the issue in circulation.

C)    Signing of the documents indispensible for the said issues, including but not limited to: The Mandate Document; the Contract for Management, Placement and Public Distribution, under the regime of Firm Subscription Guarantee, of Commercial Promissory Notes of the Third Issue of Cemig GT; the Contract for Management, Placement and Public Distribution of Non-convertible Debentures, under the regime of Firm Guarantee, of the Second Public Issue of Cemig GT; Private Deed of the Second Public Issue of Non-convertible Debentures of Cemig GT and respective subsequent amendments; the physical securities, and such other documents as duly approved by the legal department not causing cost for the transaction.

D)    Opening of Administrative Proceedings for Exemption from Tender, and contracting of BB Banco de Investimento S.A., as lead manager, of Caixa Econômica Federal and HSBC Corretora de Títulos e Valores Mobiliários S.A., and other financial institutions nominated by the Lead Manager as a result of a process of syndication and approved by Cemig GT, as coordinators of the 3rd issue of commercial promissory notes (“commercial papers”) of Cemig GT.

E)    Contracting of Banco Bradesco S.A., as an integral part of the proposal for the 3rd issue of commercial promissory notes of Cemig GT, for the period of validity of the promissory notes, for provision of the service of mandates bank, by license dispensed by reason of the value.

F)    Opening of Administrative Proceedings for Exemption from Tender, and contracting of BB Banco de Investimento S.A., as lead manager, of Caixa Econômica Federal and HSBC Corretora de Títulos e Valores Mobiliários S.A., and other financial institutions nominated by the Lead Manager as a result of a process of syndication and approved by Cemig GT, as coordinators of the 2nd public issue of non-convertible debentures by Cemig GT.

G)    Opening of Administrative Proceedings for Exemption from Tender, and contracting of the following service providers as integral parts of the proposal for realization of the 2nd issue of non-convertible debentures by Cemig GT:

a)     Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., as fiduciary agent, for the period of validity of the debentures;

b)    Moody’s América Latina Ltda., for attribution and maintenance of a Brazilian risk rating, for the period of validity of the debentures;

c)     Banco Bradesco S.A., to provide the services of mandated bank and book-entry agent, for the period of validity of the debentures.

H)    Payment of all the costs related to publications of market notices, announcements of start and closing of the distribution, the charge made by the National Association of Investment Banks, the charge for registry of issues with the Brazilian Securities Commission, the registry charges for trading of issues, among others indispensible to realization of the issues, estimated at R$ 1,300,000.

V          The following spoke on general matters and business of interest to the Company:

The Vice-Chairman,
Board members:	André Araújo Filho,	Evandro Veiga Negrão de Lima,
	José Castelo Branco da Cruz,	Jeffery Atwood Safford.

The following were present:

Board members:	Sergio Alair Barroso,	Alexandre Heringer Lisboa,
	André Araújo Filho,	Antônio Adriano Silva,
	Eduardo Lery Vieira,	Evandro Veiga Negrão de Lima,
	Francelino Pereira dos Santos,	Guy Maria Villela Paschoal,
	João Camilo Penna,	Maria Estela Kubitschek Lopes,
	Jeffery Atwood Safford,	José Castelo Branco da Cruz,
Marco Antonio Rodrigues da Cunha.
The Vice-Chairman:	Djalma Bastos de Morais.
Chief Officers:	José Carlos de Mattos,	Luiz Fernando Rolla.
Superintendent:	Manoel Bernardino Soares
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

19.           Summary of Minutes of the 94th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 29, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 94th meeting of the Board of Directors.

Date, time and place:	July 29, 2009 at 10 a.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Meeting Committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)                   Cemig GT to access the international market through an issue of Eurobonds in the amount of up to US$500 million, plus any extra “greenshoe” amount under market rules, with corporate guarantee from Cemig, the proceeds of which are to be used in payment of debt becoming due, and in replenishment of the cash used since the beginning of this year for the payment of debt. Once the proposal is chosen the Executive Board shall submit to the Board of Directors a proposal for contracting of a financial institution to be responsible for the structuring of the issue.

b)                   Cemig GT to continue to hold forty nine per cent of the registered capital of Transmissora do Atlântico de Energia Elétrica S.A. – TAESA. IV The Board took cognizance of the transfer of the whole of the shares held by Neoenergia S.A. in TAESA, to MPI Participações Ltda. and, subsequently, to FIP Coliseu, if it becomes possible to subscribe the totality of its shares, representing 51% of the registered capital of TAESA.

IX                         Debate: The Chairman, Board member André Araújo Filho, and Luiz Fernando Rolla, Chief Officer for Finance, Investor Relations and Control of Holdings, spoke on general matters and business of interest to the Company. The following were present:

The Chairman;
Board members:	Djalma Bastos de Morais,	Francelino Pereira dos Santos,
	Alexandre Heringer Lisboa,	Guy Maria Villela Paschoal,
	André Araújo Filho,	João Camilo Penna,
	Antônio Adriano Silva,	Maria Estela Kubitschek Lopes,
	Eduardo Lery Vieira,	Paulo Sérgio Machado Ribeiro,
Cezar Manoel de Medeiros.
Chief Officer:	Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20.	Summary of Minutes of the 96th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 13, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 96th meeting of the Board of Directors.

Date, time and place:	August 13, 2009 at 1 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sérgio Alair Barroso
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                            The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                                        The Board approved:

a)              The Cemig GT/Aneel Technological Research and Development Program, for 2008–2013, authorizing opening of the respective Tender Proceedings, and acquisitions/contracting of the services, and further, signing of the working agreements arising from said program.

b)             The vote by the representatives of Cemig GT in the Extraordinary General Meetings of Stockholders that decide on the injections of capital referred to in sub-item “e” of Item III, below, and consequent changes in the Bylaws, and subscriptions and paying-up of the respective shares.

c)              the minutes of this meeting.

III                                    The Board authorized:

a)              Signing of the First Amendment to the Commitment Undertaking with EDP – Energias do Brasil S.A., for his carrying out of feasibility studies on areas of potential for hydroelectric and wind farm generation, aiming to decide and explicitly outline the wind generation projects; and also creation of a specific committee for the wind generation projects;

– the signing of this Amendment does not create an obligation for Cemig GT to put in place or commercially operate any hydroelectric or wind farm power undertaking, and any participation by this company to that effect must be the subject of resolutions by the Executive Board and the Board of Directors.

b)             Signing of the Working Agreement with the 6th Region of the Minas Gerais Military Police, to establish a system of onshore and river security patrolling, and carry out joint programs of environmental education and preservation of flora, especially in the areas of permanent preservation, and of forest and water fauna, within the limits of the Anil, Camargos, Itutinga, Poço Fundo, Xicão, Jacutinga, Luiz Dias and São Bernardo Power Plants, areas that come under the responsibility of the 6th Region and also of the Sixth Independent Environment and Highway Traffic Group, for a period of 60 months; and signing of amendments for inclusion, among the areas that are the subject of the activities of the Minas Gerais Military Police, of other facilities of the Company situated within the area of operation of the Sixth Region.

c)              Signing of the First Amendment to the Share Purchase Agreement with Energimp S.A., to:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

change Clause 1.1, to adjust the number of shares acquired, in such a way as to maintain Cemig GT’s percentage interest in the Registered Capital of Centrais Eólicas Praias de Parajuru, Centrais Eólicas Praia de Morgado and Central Eólica Volta do Rio at 49%;

signing of the Second Amendment to that Agreement, to:

change Clause 1.1, to adjust the number of shares acquired, in such a way as to maintain Cemig GT’s percentage interest in the Registered Capital of Centrais Eólicas Praias de Parajuru, Centrais Eólicas Praia de Morgado and Central Eólica Volta do Rio at 49%;

change Clause 3.1, which exempts from the need for technical and/or legal analysis by Eletrobrás in relation to the requests for change in stockholding structure and/or transfer of stockholding control of the entrepreneurs;

change Clauses 5.3, 5.3.1 and 7.2, to extend the timetable for implementation of the projects due to the works not having been totally completed; and

change to the draft Stockholders’ Agreement, which is Appendix A to the Share Purchase Agreement, to include provision 9.9, relating to non-disposal or -constitution of any charge or lien on the shares of the Companies shares without the prior agreement of the Federal Savings Bank (Caixa Econômica Federal).

d)             Signing, with Italmagnésio Nordeste S.A., of the Term of Rescission of Electricity Purchase and Sale Agreement CT-0264/05, with effect as from April 1, 2009;

and the Transaction Memorandum, reimbursing to the client, as financial compensation, the amounts to be used, in part, for settlement of the electricity in voices of Cemig GT of the months of

December 2008, contract account 99995615, which became payable on January 16, 2009;

February 2009, contract accounts 99995615, 99994022 and 80012388, which became payable on March 20, 2009; and

March 2009, contract accounts 80012388, 99994022 and 99995615,

and, for settlement, for as long as there is an amount to be reimbursed, of the electricity invoices becoming due in the future of contract accounts 99994022 and 99995615,

– and confirming and endorsing all acts carried out by the parties since January 16, 2009.

e)              Signing of the Capitalization Agreement, with Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., FIP (Fundo de Investimento em Participações) Amazônia Energia, Furnas Centrais Elétricas S.A., Odebrecht Investimentos em Infra-estrutura Ltda., MESA (Madeira Energia S.A.), SAESA (Santo Antônio Energia S.A), Odebrecht S.A. and Banco Santander (Brasil) S.A., in which the stockholders irrevocably undertake, in accordance with their respective equity interests in the registered capital of MESA, to inject into MESA the necessary funds, in the form of capital, by subscription and paying-up, in Brazilian currency, of new shares of the registered capital of that Company, nominal and without par value, or in the form of an Advance against Future Capital Increase, for later paying-up of the Registered Capital of MESA and SAESA respectively, in such volume and over such period as may be necessary, in the event of a Capitalization Event, save that the said capital injections may not represent any change in the minimum stockholding of the private stockholders defined in the Capitalization Agreement; the said Capitalization Agreement automatically to cease to be in effect, independently of any notification, when all the open derivative transactions have been completely settled.

IV                                   The Board canceled CRCA (Board Spending Decision) 060/2008, relating to the operational leasing of a two-engine jet aircraft for a period of five years.

V                                       The Board ratified the participation of Cemig GT, in partnership with Lightger Ltda., in the construction and commercial operation of the Paracambi Small Hydro Plant.

VI                                   The Board re-ratified CRCA-068/2006, relating to the contracting, in the Price Recording Auction mode, of corporate digital cellular telephone service, in GSM/GPRS technologies, including the HSDPA/UMTS technologies in voice and data mode, to supply the demands of Cemig, Cemig D and Cemig GT, for a period of 24 months, able to be extended, by amendments, for up to 36 months, limited to 60 months, and changing the ratios for sharing of the cost between Cemig, Cemig D and Cemig GT; the other decisions of that see RCA remaining unchanged.

VII                               The Board re-ratified CRCA-068/2008, in relation to the construction and commercial operation of the PCH Paracambi Small Hydro Plant, with installed capacity of 25MW, and in relation to the total investment and equity of the entrepreneurs, in the following conditions: minimum sale tariff, obtaining benefits, recovery of tax credits and annual revenue, and Internal Rate of Return.

VIII                           Abstention: the Board Members André Araújo Filho, Evandro Veiga Negrão de Lima and Roberto Pinto Ferreira Mameri Abdenur abstained from voting on the matter relating to the signing of the Capitalization Agreement, mentioned in sub-item “b” of Item II above, and sub-item “e” of Item III above.

IX                                   The following spoke on general matters and business of interest to the Company:

The Chairman;

The Vice-Chairman;

Board members:	André Araújo Filho,	Roberto Pinto Ferreira Mameri Abdenur,
	Evandro Veiga Negrão de Lima,	João Camilo Penna.
Guy Maria Villela Paschoal;

Director:	José Carlos de Mattos;

Manager:	Paulo Eduardo Pereira Guimarães.

The following were present:

Board members:	Sergio Alair Barroso,	Maria Estela Kubitschek Lopes,
	Alexandre Heringer Lisboa,	Roberto Pinto Ferreira Mameri Abdenur,
	André Araújo Filho,	Marco Antonio Rodrigues da Cunha,
	Eduardo Lery Vieira,	Lauro Sérgio Vasconcelos David,
	Evandro Veiga Negrão de Lima,	Cezar Manoel de Medeiros,
	Francelino Pereira dos Santos,	Fernando Henrique Schüffner Neto,
	Guy Maria Villela Paschoal,	Franklin Moreira Gonçalves;
João Camilo Penna,

Vice-Chairman and CEO:	Djalma Bastos de Morais,

Chief Officer:	José Carlos de Mattos,

Manager:	Paulo Eduardo Pereira Guimarães,

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

21.           Summary of Minutes of the 97th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 27, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 97th meeting of the Board of Directors.

Date, time and place:	August 27, 2009 at 3 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Meeting Committee:	Chairman: Sergio Alair Barroso; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)                   Signing of contracts for leasing of rural real estate properties in the municipalities of Grão Mogol and Francisco Sá., for installation of a wind-power plant, with a view to providing, to the partnership between Cemig GT and EDP–Energias do Brasil S.A. the right to commercial operation of the wind potential of these areas, with a period of validity of thirty five years, with possibility of rescission by Cemig GT, unilaterally, at any time. After the phase of technical and economic feasibility studies is completed, the maintenance of these contracts will be the subject of a re-assessment by the Management of Cemig GT, when the decision is taken whether or not to continue with the projects.

b)                  Incentive-bearing donation of seven hundred and fifty thousand Reais to the Values of Minas, 2009 Project, of the Voluntary Social Assistance Service (Servas), duly approved by the State Children’s and Adolescents’ Council of Minas Gerais.

c)                   Dissolution of CGET – the Strategic Technology Management Center;

•                  Allocation of the assets and liabilities of CGET to EMATER – the Minas Gerais State Technical Assistance and Rural Extension Company, in the amount of 56%, and to CETEC – the Minas Gerais Technology Center Foundation – in the amount of 44%.

•                  Signing with CGET of the terms of Resilement of the Technical-Scientific Cooperation Working Agreements, relating to the Technological Research and Development (R&D) Program, using the compulsory investment funds arising under Federal Laws 9991/2000 and 1084/2004;

•                  Transfer of the Process of Management of the R&D Program to Cemig’s Technology and Alternative Energy Sources Department; and

•                  Vote, by the representative of the Company in the Extraordinary General Meeting of Stockholders of CGET, in favor, on the report of management and interim financial statements for the year 2009;

•                  Dissolution of the said Center, with immediate establishment of the process of liquidation and consequent dissolution and extinction of the Board of Directors and the Audit Board, the function of the Directors thus ceasing; designation of a person to carry out the legal functions of liquidator of the said Center and take the necessary measures, representing CGET and employing, during the process of liquidation, the name of the said Center augmented by the expression “In Liquidation”, accompanied by his individual signature and declaration of his status (Liquidator);

•                  Designation of Cemig’s Corporate Executive Office to be, after the extinction of CGET, the body responsible for safekeeping and conservation of the books and other corporate documents for a period of five years, from the date of the General Meeting of Stockholders that decides on this subject.

•                  Allocation of the assets and liabilities of CGET as referred to above.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)                            Withdrawal of the sponsorship of Cemig GT from the Defined Benefit (BD) Plan of Forluz (Fundação Forluminas de Seguridade Social), offering the active and assisted participants the options of indemnity or transfer of reserve, as specified in the rules currently in effect, or migration to the A and B plans, also of Forluz, assuming the commitment calculated by the consultants Watson Wyatt Worldwide.

e)                             Opening of Administrative Proceedings for Exemption from Tender, and contracting of Empresa de Infovias S.A. to provide transmission capacity services within the IP-MPLS network (Internet Protocol-Multi Protocol Label Switching) network and corporate voice and data service in local and long distance mode, for a period of sixty months, the estimated amount being shared between Cemig D, Cemig GT and Cemig; and increase in this year’s budget of the Telecommunications Department, in the amount of five million Reais, to be shared between Cemig D, Cemig GT and Cemig, to be used exclusively in payment of the invoices referring to this contract.

V           The Board re-ratified CRCA-045/2009, changing:

1)                             Allocation of the proceeds of Cemig GT’s 3rd issue of commercial promissory notes (“commercial paper”) to:

A significant proportion or even the totality of the funds to be raised by the Issuer’s third issue of commercial promissory notes will be allocated to direct or indirect acquisition of assets, and, in the event of non-use of the totality of the funds for this purpose, the remaining quantity shall be used for carrying out of investments and for replenishment of the Issuer’s cash position, having in mind investments already made by it in 2009. The identification of these investments shall be contained in the documents referring to the third issue of Commercial Promissory Notes of the Issuers, as necessary, having in mind the application regulations, the other provisions of that CRCA remaining unaltered; the identification of these investments to be stated in the documents referring to the Issuer’s Third Issue of Commercial Promissory Notes, as necessary, in view of the applicable regulations.

2)                             The early maturity events of Cemig GT’s 3rd issue of commercial promissory notes (“commercial paper”), to the following:

The holders of the Promissory Notes may declare all the obligations arising from the Promissory Notes which they hold to be due and payable, and demand immediate payment by the Issuer and/or by the Guarantor of the Nominal Unit Value of the Promissory Notes, augmented by the Remuneration and the charges, “pro rata tempore”, from the Issue Date, by letter delivered with advice of receipt or letter posted with advice of receipt addressed to the head office of the Issuer and/or the Guarantor, in any of the following events:

a)         Declaration of bankruptcy, dissolution and/or liquidation of the Issuer and/or of the Guarantor; or application for Judicial Recovery or out-of-court reorganization or application for bankruptcy made by the Issuer and/or by the Guarantor; or any analogous event that characterizes a state of insolvency of the Issuer and/or the Guarantor, including an agreement with creditors, in accordance with the applicable legislation.

b)        Legitimate and reiterated protest proceedings on securities against the Issuer and/or the Guarantor, the unpaid value of which, individually or in aggregate, is more than fifty million Reais, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer and/or the Guarantor, or if cancelled or validly contested in court, in any event, within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due.

c)         Early redemption of any pecuniary obligation of the Issuer and/or the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than fifty million Reais, or its equivalent in other currencies.

d)        Change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or the Guarantor, unless this takes place by order of a court, without the prior consent of holders of the Promissory Notes representing at least seventy five per cent of the promissory notes of the issue in circulation.

(e)     Absorption of the Issuer and/or the Guarantor by another company, or split or merger of the Issuer and/or the Guarantor, unless this takes place by order of a court.

(f)       Privatization of the Issuer and/or the Guarantor.

(g)    Termination, for any reason, of any of the concession contracts held by the Issuer and/or the Guarantor such as represent an adverse material impact on the payment capacity of the issuer and/or the Guarantor.

(h)    Default unjustified by the Issuer and/or the Guarantor, or absence of legal and/or court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it/they is/are a party/parties as borrower or guarantor, the value of which, individually or in aggregate, is greater than fifty million Reais or its equivalent in other currencies.

For the purposes hereof privatization is defined as a state of affairs in which the present direct controlling stockholder of the Issuer, Cemig, directly or indirectly ceases to hold the equivalent of, at least, 50% plus one share of the total of the shares representing the Issuer’s voting stock, and/or the entity currently controlling Cemig, the Government of the State of Minas Gerais, directly or indirectly ceases to hold the equivalent of, at least, 50% plus one of the total of the shares representing the voting capital of Cemig.

Any of the events indicated in sub-items “a” and/or “c” above shall result in immediate early maturity of the promissory notes independently of any consultation of the holders of the notes.

In any of the other events indicated in the above sub-items, within forty eight hours from the date on which any of the holders of the promissory notes becomes aware of the event, a general Meeting of Holders of the Promissory Notes shall be called, to decide on non-declaration of the early maturity of the promissory notes, which shall be decided by holders of promissory notes representing at least two thirds of the promissory notes of the issue in circulation.

3)                             The early maturity events of Cemig GT’s 2nd public issue of non-convertible debentures, to the following:

Any of the following are considered to be early maturity events, subject to declaration by the fiduciary agent of early maturity of the issue and immediate demandability of payment, by the Issuer and/or the Guarantor, of the non-amortized nominal value of each debenture, augmented by the remuneration:

a)         Declaration of bankruptcy, dissolution and/or liquidation of the Issuer and/or of the Guarantor, or application for Judicial Recovery or out-of-court reorganization or application for bankruptcy made by the Issuer and/or by the Guarantor; or any analogous event that characterizes a state of insolvency of the Issuer and/or the Guarantor, in accordance with the applicable legislation.

b)        Non-compliance by the Issuer and/or the Guarantor with any pecuniary obligation related to the Debentures.

c)         Early maturity of any debt of the Issuer and/or the Guarantor in an amount of fifty million Reais or more, or its equivalent in other currencies, due to any non-compliance, contractual or otherwise.

d)        Termination, for any reason, of any of the concession contracts to which the Issuer and/or the Guarantor is a party representing separately or jointly an amount equal to 30% (thirty per cent) or more of the net operational revenue of the Issuer and/or the Guarantor as stated in its/their last prior financial statements at the time, and in the case of the Guarantor this percentage shall be calculated in relation to the Guarantor’s consolidated result.

e)         Legitimate protest of securities against the Issuer and/or the Guarantor, in a total amount exceeding fifty million Reais or its equivalent in other currencies, unless made in error or bad faith of a third party validly proven by the Issuer and/or the Guarantor, or unless suspended or cancelled, or unless guarantees are given in Court, under any circumstances, within a maximum of thirty calendar days from the date on which the written notice sent by the Fiduciary Agent to the Issuer and/or the Guarantor (as applicable) is received.

f)           Non-compliance by the Issuer or by the Guarantor with any non-pecuniary obligations specified in the Issue Deed, not cured in 30 (thirty) calendar days from the date of receipt of written notice sent by the Fiduciary Agent to the issuer or to the Guarantor (as applicable) to this effect.

g)        If the Issuer or the Guarantor omits to pay by the maturity date, or does not take the legal or judicial measures required for non-payment in relation to, any debt or any other obligation payable by the Issuer and/or the Guarantor under any agreement or contract to which it is a party as a lender, borrower, or guarantor, involving an amount of fifty million Reais or more or its equivalent in other currencies.

h)        Privatization, merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization that results in reduction of the Issuer’s or the Guarantor’s capital. For the purposes hereof privatization is defined as a state of affairs in which the present direct controlling stockholder of the Issuer, Cemig, ceases directly or indirectly to hold the equivalent of, at least, fifty per cent plus one of the total shares representing the Issuer’s and/or the Guarantor’s voting stock, and/or the entity currently controlling Cemig, the Government of the State of Minas Gerais, ceases directly or indirectly to hold the equivalent of, at least, fifty per cent plus one of the total shares representing the voting capital of Cemig.

Any of the events indicated in sub-items “a”, “b” or “c” above shall result in automatic early maturity of the Debentures independently of any consultation of the Debenture holders.

In any of the events indicated in sub-items “d” to “h” above the Fiduciary Agent shall call, within 48 hours from the date on which it becomes aware of any of the events referred to, a general Meeting of Debenture Holders to decide on the statement of early maturity of the Debentures, which shall be decided by Debenture holders representing at least two thirds of the Debentures of the issue in circulation, the other provisions of that CRCA remaining unchanged.

V                                  Withdrawal from the agenda of the matter relating to the Formal Public Offer to acquire shares in Terna Participações S.A.

VI                         Abstentions: The Board members Alexandre Heringer Lisboa, João Camilo Penna e Guy Maria Villela Paschoal abstained from voting on the matter relating to withdrawal of sponsorship of the Defined Benefit (BD) Plan of Forluz referred to in sub-item “d” of Item III, above.

VII                     Debate: The Chairman, the Vice-chairman, and the Board members André Araújo Filho, Jeffery Atwood Safford and Evandro Veiga Negrão de Lima spoke on general matters and business of interest to the Company.

The following were present:

Board members:	Sergio Alair Barroso,	Maria Estela Kubitschek Lopes,
	Djalma Bastos de Morais,	Jeffery Atwood Safford,
	Alexandre Heringer Lisboa,	Lauro Sérgio Vasconcelos David,
	André Araújo Filho,	Cezar Manoel de Medeiros,
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Eduardo Lery Vieira,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Kleber Antonio de Campos,
	Guy Maria Villela Paschoal,	Marco Antonio Rodrigues da Cunha,
	João Camilo Penna,	Paulo Sérgio Machado Ribeiro.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

22.           Summary of Minutes of the 87th Meeting of the Board of Directors, Cemig Distribuição S.A., April 17, 2009

Cemig Distribuição S.A.

CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 87th meeting of the Board of Directors.

Date, time and place:	April 17, 2009 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I             The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II            The Board approved:

a)          The proposal made by the Chairman to change, in the Internal Regulations of the Board of Directors, the drafting of: Clauses 5, 18, 21, 22 and 28; the title of Chapter VIII; the head paragraph of Clause 11; the second paragraph of Clause 15; and sub-item “b” of the first paragraph of Clause 30.

b)         The minutes of this meeting.

III          The Board authorized:

a)          Signing of the Working Agreement with the General Attorneys’ Office of the State of Minas Gerais for online access to the file registry details of individuals and legal entities on the consumer database of Cemig D, for a period of 60 months.

b)         Use of Cemig’s Electronic Procurement Portal, which is the property of Cemig D, by Empresa de Infovias S.A., and signing of a Working Agreement for Use of Cemig’s Procurement Portal, with Infovias, to regulate the licensing of the use of that Portal, through Administrative Proceedings for Exemption from Tender.

c)          Use of Cemig’s Electronic Procurement Portal, which is the property of Cemig D, by the wholly-owned subsidiaries of Cemig and Cemig GT; and signing of a Working Agreement for Use of Cemig’s Procurement Portal, to regulate the licensing of the use of that Portal, through Administrative Proceedings for Exemption from Tender.

d)         Signing of the 5th Amendment to Contract No. 4570009402, with Consórcio Aliança, for implementation of the new Commercial Management System, to change the contractual period for Post-implementation Support – Assisted Operation, from 13 to 21 months, with consequent extension of the period of validity of the Contract for a further nine months and alteration of the total cost, and

e)          Signing of the Working Agreement with Cemig GT and the Minas Gerais Forest Institute, to establish the rules and procedure to make possible withdrawal of vegetation, for cleaning of the pathways of electricity transmission lines and distribution networks, and of other projects designed for the full functioning of the Company’s electricity system, with period of validity of 60 months.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IX    The following spoke on general matters and business of interest to the Company:

The Chairman
The Vice-Chairman
Board members:	André Araújo Filho,	Lauro Sérgio Vasconcelos David
	Evandro Veiga Negrão de Lima.	João Camilo Penna.
Assistant to the Executive Board:	Helvécio Turola Loque.

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Alexandre Heringer Lisboa,	Wilton de Medeiros Daher,
	André Araújo Filho,	Fernando Henrique Schüffner Neto,
	Antônio Adriano Silva,	Guy Maria Villela Paschoal,
	Eduardo Lery Vieira,	Lauro Sérgio Vasconcelos David,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Francelino Pereira dos Santos,	Paulo Sérgio Machado Ribeiro.
Assistant to the Executive Board:	Helvécio Turola Loque.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

23.           Summary of Minutes of the 88th Meeting of the Board of Directors, Cemig Distribuição S.A., May 26, 2009

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 88th meeting of the Board of Directors.

Date, time and place:	May 26, 2009 at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I               The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of the meeting, and all stated that there was no such conflict of interest.

II             The Board approved:

a)     The proposal made by the Chairman, to alter the composition of the Board of Directors Support Committee, the Corporate Governance Committee and the Strategy and Finance Committees, to the following:

Board of Directors	Fernando Henrique Schüffner Neto (Coordinator),
Support Committee:	Alexandre Heringer Lisboa,	João Camilo Penna,
	Andréa Leandro Silva,	Lauro Sérgio Vasconcelos David,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro,
Cezar Manoel de Medeiros;

Corporate Governance	Sergio Alair Barroso (Coordinator),	Djalma Bastos de Morais,
Committee:	Britaldo Pedrosa Soares,	Guy Maria Villela Paschoal;

Strategy Committee :	José Castelo Branco da Cruz (Coordinator),
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Jeffery Atwood Safford,	Paulo Sérgio Machado Ribeiro,
	João Camilo Penna,	Roberto Pinto Ferreira Mameri Abdenur,
	Lauro Sérgio Vasconcelos David,	Cezar Manoel de Medeiros;

Finance Committee:	Jeffery Atwood Safford (Coordinator),	Fernando Henrique Schüffner Neto,
	Alexandre Heringer Lisboa,	Lauro Sérgio Vasconcelos David,
	Andréa Leandro Silva,	Cezar Manoel de Medeiros.

b)    Appointment of the employee Luiz Afonso Vaz Oliveira as Manager of the Energy Efficiency Program of Cemig D, re-ratifying CRCAs 049/2006, 006/2007, 063/2007, 077/2008, 096/2008 and 097/2008, establishing the attributions for monitoring and expansion of the projects authorized by them, and their attribution to the said Energy Efficiency Program Manager.

c)     The minutes of this meeting.

III                               The Board authorized:

a)     Signing of a Working Agreement with Cemig GT, Gasmig and the Minas Gerais Forests Institute, to set the rules and procedures governing removal of vegetation, including when located in areas of permanent preservation, and species protected by law, or felling of which is prohibited, to make possible execution of new transmission line expansion projects and other projects undertaken for the full functioning of the Company’s electricity system, with period of validity of sixty months, without any transfer of funds.

b)    Signing of the Second Amendment to the Performance Contract of July 14, 2005 between Efficientia S.A. and Companhia Siderúrgica Pitangui S.A. (Pitangui), with Cemig D and Rio Rancho Agropecuária S.A. as consenting parties, suspending invoicing of the installment

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

payments for a period of up to 12 months, from the signature of the Amendment which will be resumed by Efficientia S.A., with updated amounts and addition of interest. If Pitangui resumes its productive activity, in a regular manner, before the end of the specified period, the suspension granted will be without effect for all purposes, and Pitangui will be obliged to resume the payment, starting from the first invoice issued and unpaid, all the charges previously contractually agreed becoming due on these invoices past due and not settled on their respective due dates.

c)     Signing of a Technical and Financial Cooperation Working Agreement with the Minas Gerais Historic and Artistic Heritage Institute, and the Minas Gerais State Culture Department, for implementation of the “Popular Arts Center”, an enterprise of the Minas Gerais Cultural Circuits project, with period of validity of 14 months.

d)    signing of a confidentiality agreement with Cemig, Cemig GT and representatives of insurers for contracting of D&O insurance, with a view to regulation of access to the information and data necessary for obtaining a quote for third-party liability insurance, with unspecified period of validity, without financial disbursement, with provision for a financial penalty payable in favor of Cemig D in the event of non-compliance with the said agreement.

IV          The Board ratified:

a)     The signature of Debt Acknowledgement and Agreement Undertaking No. 001/2009, between Efficientia S.A. and Companhia Siderúrgica Pitangui S.A., with Cemig D and Rio Rancho Agropecuária S.A. as consenting parties, relating to invoices 771, 790, 806, 828 and 849, arising from the Performance Contract signed on July 14, 2005, validating the actions taken since January 30, 2009.

b)    Opening of administrative proceedings for exemption from tender for, and contracting of, the leasing of the real estate property owned by Forluz, at Av. Barbacena 1200, Belo Horizonte, Minas Gerais, for a period of 12 months, able to be extended for up to a further 48 months, with a maximum limit of 60 months, upon signing of amendments, the value to be shared in the proportion of 4% for Cemig, 42% for Cemig GT and 54% for Cemig D, a new valuation of the property to be carried out after 30 months with consequent establishment of a new value for the rental.

V           The Board endorsed the Company’s Annual Social and Environmental Responsibility Report on the business year 2008, to be presented to Aneel.

VI          Abstentions: The Board members João Camilo Penna, Guy Maria Vilela Paschoal and Alexandre Heringer Lisboa abstained from voting on the matter relating to rental of a real estate property referred to in Item IV, sub-item “b”, above.

VII         The members of the Board spoke on general matters and business of interest to the Company.

The following were present:

The Chairman;
CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	Sergio Alair Barroso,	Maria Estela Kubitschek Lopes,
	Alexandre Heringer Lisboa,	Roberto Pinto Ferreira Mameri Abdenur,
	André Araújo Filho,	Jeffery Atwood Safford,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Eduardo Lery Vieira,	Fernando Henrique Schüffner Neto,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro.
João Camilo Penna,
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

24.           Summary of Minutes of the 91st Meeting of the Board of Directors, Cemig Distribuição S.A., August 27, 2009

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 91st meeting of the Board of Directors.

Date, time and place:	August 27, 2009, at 1.30 p.m., at the Company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sérgio Alair Barroso
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                            The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                                        The Board approved the minutes of this meeting.

III            The Board authorized:

a)                            Signing of the Second Amendment to the Performance Contract of October 27, 2005, between Efficientia S.A. and Cisam Siderurgia Ltda., with Cemig D and Ciafal Comércio e Indústria de Artefatos de Ferro e Aço Ltda. As consenting parties, suspending invoicing of the installments for a period of five months, from the date of signature of this Amendment, the unpaid amounts to be updated, when invoicing is reinstated, by the positive variation of the IPCA/IBGE inflation index, plus the interest already agreed.

b)                           Incentive-bearing donation of seven hundred and fifty thousand Reais to the Vitasopa Project, of Servas (the Voluntary Social Assistance Service), duly approved by the State Children’s and Adolescents’ Council of Minas Gerais.

c)                            Dissolution of CGET – the Strategic Technology Management Center; with

•                  Allocation of the assets and liabilities of CGET to EMATER – the Minas Gerais State Technical Assistance and Rural Extension Company, in the amount of 56%, and to CETEC – the Minas Gerais Technology Center Foundation – in the amount of 44%;

•                  signing with CGET of the terms of Resilement of the Technical-Scientific Cooperation Working Agreements, relating to the Technological Research and Development (R&D) Program, using the compulsory investment funds arising under Federal Laws 9991/2000 and 1084/2004;

•                  transfer of the process of management of the R&D Program to the Technology and Alternative Energy Sources Department of Cemig; and

•                  vote, by the representative of the Company in the Extraordinary General Meeting of Stockholders of CGET, in favor of the following matters:

•                  The Report of Management and Interim Financial Statements for the year 2009.

•                  Dissolution of the said Center, with immediate establishment of the process of liquidation and consequent dissolution and extinction of the Board of Directors and the Audit Board, the function of the Directors thus ceasing.

•                  Designation of a person to carry out the legal functions of liquidator of the said Center and take the necessary measures, representing CGET and employing, during the process of liquidation, the name of the said Center augmented by the expression “In Liquidation”, accompanied by his individual signature and declaration of his status (Liquidator).

•                  Designation of Cemig’s Corporate Executive Office to be, after the extinction of CGET, the body responsible for safekeeping and conservation of the books and other corporate documents for a period of five years, from the date of the General Meeting of Stockholders that decides on this subject.

•                  Allocation of the assets and liabilities of CGET as referred to above.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)                           Withdrawal of the sponsorship of Cemig D from the Defined Benefit (BD) Plan of Forluz (Fundação Forluminas de Seguridade Social), offering the active and assisted participants the options of indemnity or transfer of reserve, specified in the rules currently in effect, or migration to the A and B plans, also of Forluz, assuming the commitment calculated by the consultants Watson Wyatt Worldwide.

e)                            Opening of Administrative Proceedings for Exemption from Tender, and contracting of Empresa de Infovias S.A. to provide transmission capacity services within the IP-MPLS (Internet Protocol-Multi Protocol Label Switching) network and corporate voice and data service in local and long distance mode, for a period of sixty months, the estimated amount being shared between Cemig D, Cemig GT and Cemig;

and increase in this year’s budget of the Telecommunications Department, in the amount of five million Reais, to be shared between Cemig D, Cemig GT and Cemig, to be used exclusively in payment of the invoices referring to this contract.

IV                                   Abstentions: The Board members Alexandre Heringer Lisboa, João Camilo Penna e Guy Maria Villela Paschoal abstained from voting on the matter relating to withdrawal of sponsorship of the Defined Benefit (BD) Plan of Forluz referred to in sub-item “d” of Item III, above.

V                                       The following spoke on general matters and business of interest to the Company:

The Chairman;
The Vice-Chairman;
Board members:	André Araújo Filho, Evandro Veiga Negrão de Lima, Jeffery Atwood Safford;
Chief Officer and Board member:	Fernando Henrique Schüffner Neto.

The following were present:

The Chairman;
Vice-Chairman and CEO:	Djalma Bastos de Morais;
Board members:	Sergio Alair Barroso,	Maria Estela Kubitschek Lopes,
	Alexandre Heringer Lisboa,	Jeffery Atwood Safford,
	André Araújo Filho,	Lauro Sérgio Vasconcelos David,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Eduardo Lery Vieira,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Kleber Antonio de Campos,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro;
João Camilo Penna,
Chief Officers also Board members:	Fernando Henrique Schüffner Neto,	Marco Antonio Rodrigues da Cunha;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

25.                                 Press Release: “Cemig Is Once Again Selected as a World Leader in Sustainability by the Dow Jones Index,” Companhia Energética de Minas Gerais – CEMIG

Cemig is once again selected as a world leader in
sustainability by the Dow Jones Index

Cemig has been part of the Dow Jones Index for 10 consecutive years and remains the only company in the Latin American electric sector to be part of this Index since its creation.

Companhia Energética de Minas Gerais – Cemig is pleased to announce that it has been selected to comprise, along with 317 other companies in 27 countries, the Dow Jones Sustainability World Index – DJSI World portfolio, in its 2009/2010 edition.

Upon being selected for the tenth consecutive year to participate in the Dow Jones Index, Cemig was elected again as a world leader in sustainability in the utilities supersector, which encompasses companies that render electric energy, natural gas distribution, sanitation and other public utility services. During the 2005/2006 period, Cemig was elected a world leader in the electric sector and, in 2007/2008, had already achieved recognition in the utilities supersector.

Continuing its presence in the DJSI World and being elected a world leader in sustainability reaffirm our commitment to continually work towards the improvement of its corporate sustainability practices, taking into consideration the balance of the economic, environmental and social dimensions in a manner that is integrated with its sustainable growth strategy.

The Dow Jones Index is composed of the largest global companies’ shares from different economic sectors that are characterized by their recognized corporate sustainability, their capability to create value for shareholders over the long term and their ability to take advantage of opportunities and manage the associated economic, environmental and social risks. The Index represents a global benchmark for investors and asset managers, who make investment decisions based on performance.

The evaluation for the selection of the companies covered 2,500 companies from 57 industry sectors in 51 countries throughout the world, with the research and selection process being audited by Deloitte. The Index is revised annually based on questionnaires sent to the companies and on public information available in annual reports and on websites that reflect the companies’ actions in the economic, environmental and social dimensions. The selection criteria is determined by the SAM Group – Sustainable Asset Management, an independent asset management company focused on sustainable investments and headquartered in Switzerland.

In line with its new vision of the future and with the best corporate managerial practices, with the respect for the environment and with social welfare, Cemig has maintained its presence in the Dow Jones Index, thus becoming a global benchmark for sustainability.

For further information on the DJSI World, access www.sustainability-indexes.com.

26.                                 Announcement of Commencement of Public Distribution of Commercial Promissory Notes of the Third Issue, Cemig Geração e Transmissão S.A.

ANNOUNCEMENT
OF COMMENCEMENT OF PUBLIC DISTRIBUTION OF
COMMERCIAL PROMISSARY NOTES
OF THE THIRD ISSUE BY

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company – CVM n° 02032-0
CNPJ n.° 06.981.176/0001-58 – NIRE 0623221310098
Av. Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho
30190-131, Belo Horizonte, Minas Gerais, Brazil

ISIN Code: BRCMGTNPM023

Risk rating: Fitch ‘F1+(bra)’

Managers:

BB BANCO DE INVESTIMENTO S.A. IS THE LEAD MANAGER

CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“the Issuer” or “the Company”), BB BANCO DE INVESTIMENTO S.A. (“BB-BI” or “the Lead Manager”), CAIXA ECONÔMICA FEDERAL (“Caixa”), HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“HSBC”), BANCO VOTORANTIM S.A (“Votorantim”), BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO (“BES”), and BANCO UBS PACTUAL S.A (“UBS Pactual” – and when referred to jointly with the Lead Manager, Caixa, HSBC, Votorantim and BES, “the Managers”) hereby inform the public of the commencement of public distribution (“the Offering” or “the Issue”) of 270 (two hundred and seventy) commercial promissory notes of the third issue by the Issuer, all nominal and physically issued, in a single series, with Nominal Unit Value of R$ 10,000,000.00 (ten million Reais) on the Issue Date (“the Promissory Notes”), making up a total of:

R$ 2,700,000,000.00

In this document, terms beginning with capital letters shall have the meanings attributed to them herein, even if subsequently to their use.

1. CORPORATE DECISIONS

The Issue was decided and approved in meetings of the Board of Directors of the Company held on July 23, 2009 and August 27, 2009, the minutes of which were filed with the Commercial Board of the State of Minas Gerais (“JUCEMG”) on September 3 and 8, 2009, under numbers 4189606 and 4191508 respectively, and published, on December 9, 2009 in the Official Gazette of the State of Minas Gerais, and in the newspapers “Valor Econômico – Edição Nacional” and “O Tempo”, in accordance with sub-clause “m”, of Clause 12, of its Bylaws, and under CVM instruction 134, of November 1, 1990, as amended (“CVM Instruction 134”), CVM instruction 155, of August 7, 1991, as amended (“CVM Instruction 155”), CVM Instruction 400, of December 29, 2003, as amended (“CVM Instruction 400”) and CVM Instruction 429, of March 22, 2006, as amended (“CVM Instruction 429”).

2. INFORMATION ABOUT THE OFFERING

2.1. Total Value of the Issue

The total value of the Issue is R$ 2,700,000,000.00 (two billion, seven hundred million Reais).

2.2. Number of Promissory Notes

The Issue comprises 270 (two hundred and seventy) Promissory Notes.

2.3. Nominal Unit

The nominal unit value of the Promissory Notes is R$ 10,000,000.00 (ten million Reais) (“the Nominal Unit Value”), on the Issue Date.

2.4. Series

The Promissory Notes will be issued in a single series.

2.5. Remuneration

The Nominal Value of the Promissory Notes will not undergo monetary updating. Interest shall accrue on the Nominal Unit Value of the Promissory Notes at the rate of 113% (one hundred and thirteen per cent) of the average DI (Interbank Deposit) “over extra grupo” rate for one day, expressed in the form of a percentage per year, on the 252(two hundred and fifty two)-business-days basis, calculated and published daily by Cetip S.A. – Organized Over-the-counter Assets and Derivatives Market (“Cetip”) in the daily information bulletin available on its website (http://www.cetip.com.br) (respectively, “the DI Rate” and “the Remuneration”). The Remuneration shall be calculated exponentially and cumulatively, pro rata temporis, by Business Days elapsed, applying to the Nominal Unit Value of each Promissory Note, from the date of its actual subscription and paying-up up to the respective Maturity Date, obeying the following formula:

J = VNe × (FatorJuros-1)

where:

J =	Unit value of the remuneratory interest, calculated to 6 (six) decimal places without rounding, payable at the end of the Capitalization Period.
VNe =	Nominal Value of the issue, informed/calculated with 6 (six) decimal places without rounding.
Fator Juros =

Product of the DI rates, augmented exponentially by a percentage factor, from the date of start of the Capitalization Period, inclusive, up to the date of termination of the Capitalization Period, exclusive, calculated to 8 (eight) decimal places, with rounding, calculated as follows:

where:

n =	a whole number, the total number of DI rates used in the updating of the asset.
P =	113.0000 (one hundred and thirteen)
TDIk =	The DI rate, expressed daily, calculated to 8 (eight) decimal places with rounding, as follows:

where:

DIk =	DI Rate published by CETIP, valid for 1 (one) Business Day (overnight), used with two decimal places.

“Capitalization Period”: means the interval of time that begins on the Issue Date inclusive and ends on the day of payment of the Nominal Unit Value of the Promissory Note, exclusive, augmented by the Remuneration.

If, at any time during the period of validity of the Promissory Notes the DI Rate is not published, the last previous DI Rate available shall be applied, and no compensation shall be due between the Issuer and the holders of the Promissory Notes at the time of the subsequent publication of the DI Rate, which would be applicable.

If the DI Rate ceases to be published for a period of more than 10 (ten) days, or if it is abolished or if there is legal impossibility of application of the DI Rate to the Promissory Notes, then such legal parameter as comes to be determined, if any, shall be used in substitution for it. If there is no substitute legal parameter for the DI Rate, the weighted average remuneration of Brazilian short-term federal public securities, at the time of such verification, such as have been traded in the prior 30 (thirty) days, with maturity of com 180 (one hundred and eighty) days, shall be used.

For the purposes of the Issue, the expression “Business Day(s)” means any day, with the exception of Saturdays, Sundays and national holidays.

2.6. Guarantee

The Promissory Notes shall have the guarantee of Companhia Energética de Minas Gerais – Cemig (“the Guarantor”), as approved in meetings of the Guarantor’s Board of Directors, held on July 23, 2009 and August 27, 2009, the minutes of which were filed at JUCEMG on August 27 and September 4, 2009, respectively, under the numbers 4186137 and 4190555, respectively, and published, on September 3 and 9, 2009, respectively, in the Official Gazette of the State of Minas Gerais and in the newspapers “Valor Econômico – Edição Nacional” and “O Tempo”.

2.7. Issue Date

For all purposes and effects, the date of issue of the Promissory Notes shall be the date of their actual subscription and paying-up (“the Issue Date”).

2.8. Subscription Price and Form of Paying Up

The Promissory Notes shall be subscribed at their Nominal Unit Value (“the Subscription Price”), and shall be paid up, at sight, in Brazilian currency, simultaneously with subscription. The Promissory Notes shall be subscribed and paid up through the NOTA Commercial Notes Module system (“NOTA”), managed and operated by Cetip.

2.9. Placement Period

The public placement of the totality of the Promissory Notes under the regime of firm guarantee will take place in up to 10 (ten) Business Days from the date of registry of the issue, subject to the other provisions herein, and also those contained in the Agreement for Coordination, Placement and Public Distribution under the Firm Guarantee Subscription Regime of Commercial Promissory Notes of the Third Issue of the Issuer, signed on September 4, 2009, between the Company, the Lead Manager, Caixa and HSBC

(“the Distribution Agreement”), and the private instruments of subscription to the Distribution Contract, entered into between the Managers, and the Issuer and the Guarantor as consenting parties (“the Terms of Subscription to the Distribution Contract”).

2.10. Form

The Promissory Notes shall be nominal, physically issued and shall be deposited in an institution qualified for the provision of services of custody, namely, Banco Bradesco S.A. (“the Mandated Bank”), and, for all purposes of law, the ownership of the Promissory Notes shall be proven by statement of the deposit account issued by the Mandated Bank, and, additionally, for the Promissory Notes registered with Cetip, the Mandated Bank shall issue an asset position report, accompanied by a statement in the name of the owners of the Promissory Notes issued by the financial institution responsible for the custody of the Promissory Notes. The Promissory Notes shall circulate by “crossed endorsement” (endosso em preto), of mere transfer of ownership.

2.11. Use of the Funds

The proceeds of the public distribution of the Promissory Notes of the 3rd Issue will be allocated by the Issuer to injection of capital into Transmissora do Atlântico de Energia Elétrica S.A. (“TAESA”) for that company to use these funds for the acquisition of approximately 85.3% (eighty five point three per cent) of the common shares of Terna Participações S.A. (“TERNA”) owned by Terna Rete Elettrica Nazionale S.p.A. (“Terna S.p.A.”), and for the realization of a public offering to acquire the shares of TERNA in circulation held by minority stockholders, for the purpose of ensuring for these stockholders treatment on equal terms with that given to Terna S.p.A. (controlling stockholder) (“the Public Offer to Purchase Shares”), in accordance with the applicable regulations (“the Acquisition of TERNA”). Alternatively, if the Acquisition of TERNA is realized by the Issuer in partnership with an FIP investment fund, the proceeds of the public distribution of Promissory Notes will be allocated by the Issuer as follows: (a) up to R$ 1,150,000,000.00 (one billion, one hundred fifty million Reais), or approximately 43% (forty three per cent) of the total value of the Issue, will be allocated to the injection of capital into TAESA for it then to use these funds for the acquisition of 49% (forty nine per cent) of the common shares of TERNA owned by Terna S.p.A.; (b) up to R$ 1,050,000,000.00 (one billion and fifty million Reais), or approximately 39% (thirty nine per cent) of the total value of the Issue, will be allocated to injection of capital into TAESA, for it to use these funds in making the Public Offer to Purchase Shares; and (c) the rest of the proceeds of the Issue will be allocated to replenishment of the cash of the investments already made in 2009 by the Issuer, and implementation of the Issuer’s investment plan, including the investments described below.

Investments	Amount (R$ million)
Acquisition of interests in wind power generating farms	220.0
Injection of capital into EBTE (Empresa Brasileira de Transmissão de Energia S.A.)	52.1
Injection of capital into Hidrelétrica Pipoca S.A.	12.5
Injection of capital into Madeira Energia S.A.	42.8
Injection of capital into Guanhães Energia S.A.	23.7
Capital expenditure investments	225.0
TOTAL	576.1

2.12. Early Redemption

Under Article seven, paragraph two, of CVM Instruction 134, the Issuer may at any time, at its exclusive option, carry out early redemption, in whole or in part, of the Promissory Notes in circulation, without payment of any premium to the owners of the Promissory Notes, in accordance with the following procedures (“Early Redemption”).

(a) Early Redemption shall be carried out upon disclosure of a notice to the holders of the Promissory

Notes (“Redemption Notice”), to be published in the newspapers used for disclosure of the Issuer’s Corporate Information, indicated in the Term Sheet (as defined below), and on the Promissory Notes themselves, with a minimum notice of 5 (five) Business Days from the date of the actual redemption, and the Issuer must indicate in the Redemption Notice the date, place of realization, procedure for redemption and the amount to be redeemed.

(b) Early redemption, total or partial, shall be made at the Nominal Unit Value of the Promissory Notes augmented by the Remuneration, calculated pro rata temporis form the Issue Date to the date of actual redemption.

(c) In the event of the Issuer deciding upon partial Early Redemption, the lottery-draw criterion shall be adopted, carried out on the basis of the number of each Promissory Note, in accordance with Article 55, Paragraph 1, of Law 6404 of December 15, 1976.

In the case of sub-item “c” above the Issuer shall be responsible for organizing the lottery draw and shall advise the holders of the Promissory Notes thereof in the Redemption Notice. Holders of the Promissory Notes or their duly authorized attorneys may be present at the lottery draw for this purpose.

When subscribing, paying up or acquiring the Promissory Notes the holders of the Promissory Notes shall grant their express consent to the Early Redemption, in accordance with the present item, in advance, in the terms of Article 7, Paragraph 2 of CVM Instruction 134.

All the costs arising from the Early Redemption as provided for herein shall be borne in their totality by the Issuer.

2.13. Maturity Period

The period of maturity of the Promissory Notes shall be 180 (one hundred and eighty) days, from the subscription date (“the Maturity Date”).

2.14. Early Maturity Events

2.14.1. Subject to the provisions of items 2.14.2 and 2.14.3 below, any holder of the Promissory Notes may declare all the obligations arising from the Promissory Notes which it holds to be due and payable, and demand immediate payment, by the Issuer and/or by the Guarantor, of the Nominal Unit Value of the Promissory Notes, augmented by the Remuneration and the charges, pro rata temporis, from the Issue Date, by letter delivered with advice of receipt or letter posted with advice of receipt addressed to the head office of the Issuer and/or of the Guarantor, in any of the following events:

(a) decree of bankruptcy, dissolution and/or liquidation of the Issuer and/or the Guarantor, or application for judicial recovery or out-of-court reorganization or a bankruptcy formulated by the Issuer and/or by the Guarantor, or, further, any analogous event that characterizes a state of insolvency, including an agreement with creditors, in accordance with the applicable legislation;

(b) legitimate and reiterated protest proceedings on securities against the Issuer and/or against the Guarantor, the unpaid value of which, individually or in aggregate, is more than R$ 50,000,000.00 (fifty million Reais) unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer and/or by the Guarantor (as applicable), or if cancelled or if validly contested in court, in any event, within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due;

(c) early redemption of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50,000.000.00 (fifty million Reais) or its equivalent in other currencies;

(d) change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, without the prior consent of holders of Promissory Notes representing at least 75% (seventy five percent) of the Promissory Notes in Circulation, unless this takes place by order of a court;

(e) absorption of the Issuer and/or of the Guarantor by another company, or split or merger of the Issuer and/or of the Guarantor, unless this takes place by order of a court;

(f) privatization of the Issuer and/or of the Guarantor;

(g) termination, for any reason, of any of the concession contracts held by the Issuer and /or by the Guarantor such as represent an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity; or

(h) default unjustified by the Issuer and/or by the Guarantor, or absence of legal and/or court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it/they are a party as borrower or Guarantor, the value of which, individually or in aggregate, is greater than R$ 50,000,000.00 (fifty million Reais) or its equivalent in other currencies.

2.14.2. For the purposes of sub-item (f) above, privatization is defined as an event in which the present direct controlling stockholder of the Issuer, the Guarantor, directly or indirectly ceases to hold the equivalent of, at least, 50% (fifty percent) plus one share of the total of the shares representing the Issuer’s voting stock, and/or the entity currently controlling the Guarantor, the Government of the State of Minas Gerais, directly or indirectly ceases to hold the equivalent of, at least, 50% (fifty percent) plus one share of the total of the shares representing the voting capital of the Guarantor. Occurrence of any of the vents specified in sub-items (a) and (c) above shall result in immediate early maturity of the Promissory Notes, independently of any consultation with holders of the Promissory Notes.

2.14.3. In any other event than those specified in item 2.14.2 above, a General Meeting of Holders of the Promissory Notes must be held, within 48 (forty-eight) hours from the date on which any of the holders of the Promissory Notes becomes aware of the event, to decide on non-declaration of early maturity of the Promissory Notes, which shall be decided by holders of the Promissory Notes representing at least 2/3 (two-thirds) of the Promissory Notes in circulation of the Issuer.

2.14.4. Subject to the provision above, and those in the other documents of the Issue, in the event of early maturity of the Promissory Notes, the Issuer undertakes to redeem the Promissory Notes in their entirety, and subsequently cancel them, undertaking to pay the Nominal Unit value of the Promissory Notes in circulation, augmented by the remuneration calculated pro rata temporis from the Issue Date, and any other charges owed by the Issuer under the terms of the Promissory Notes, in up to 3 (three) Business Days, from the date of receipt, by the Issuer, of a written communication referred to in the head paragraph of item 2.14.1 of this Commencement Announcement, on penalty, if it does not do so, of being obliged, further, to pay the arrears charges specified in item 2.19 of this Commencement Announcement.

2.15. Placement Regime

The Managers shall carry out the public placement of the Promissory Notes under the regime of firm guarantee of subscription, in obedience to the terms of the Distribution Agreement, and the Terms of Subscription to the Distribution Contract.

2.16. Trading

The Promissory Notes shall be traded in the secondary market, through NOTA, transactions being settled in the Cetip.

2.17. Place of Payment

The payments relating to the Promissory Notes shall be made in accordance with the procedures of Cetip, for the Promissory Notes registered in the NOTA or, for the holders of Promissory Notes that are not linked to that system, at the Issuer’s head office.

2.18. Payment of the Remuneration and of the Nominal Unit Value

The payments of the Nominal Unit Value and of the Remuneration relating to the Promissory Notes shall be made by the Issuer to the holders of the Promissory Notes on the Maturity Date.

2.19. Arrears charges

If there is non-punctuality in the payment of any amount payable to the holders of the Promissory Notes, the debits in arrears shall be subject to: (a) arrears interest calculated from the date of default up to the date of actual payment, at the rate of 1% (one per cent) per month, on the amount due and unpaid, independently of any advice, notification, or court or out-of-court action; and (b) an arrears penalty payment by agreement, irreducible and of a compensatory nature, of 2% (two per cent) on the amount due and unpaid. The arrears charges specified shall apply as from the default or from the declaration of early maturity of the Promissory Note.

2.20. Target Public

The Offering shall be destined to investment funds, including those investment funds whose unit holders are not considered qualified investors, under Article 109 of CVM Instruction 409 of August 18, 2004 (“CVM Instruction 409”), and also other investors characterized as qualified investors under Article 109 of CVM Instruction 409.

2.21. Inappropriateness of the Offering

The Promissory Notes are appropriate for investors who are familiar with investments of this type and who seek short-term investment.

The Promissory Notes are not appropriate to investors who: (i) seek medium and long-term returns; (ii) need liquidity, in view of the possibility of there being few or no transactions in the Promissory Notes in the secondary market; (iii) are not disposed to run the credit risk of a private-sector company; and/or (iv) do not have the capacity to understand and assume the risks inherent in investment in the Promissory Notes. Investors should read the section “Risk Factors” contained in the summary information in the Offering in accordance with Annex I of CVM Instruction 155 (“the Term Sheet”).

2.22. Form of Pricing

The Promissory Notes will be offered to investors in accordance with the Remuneration mentioned above, without price formation mechanisms.

2.23. Extension of Periods

If the maturity coincides with the date on which there is not a normal commercial working day or bank working day in the location of payment of the Promissory Notes, the periods relating to payment of any obligation relative to the Promissory Notes shall be considered extended to the next subsequent Business Day, without any increase in the amounts payable, except in cases where the payments are to be made by Cetip, in which case the extension shall take place only when the date of payment coincides with a national holiday, a Saturday or a Sunday.

2.24. Proof of Limits

The Offering does not need to obey the limits specified in Articles 3 and 4 of CVM Instruction 134, under the dispensation in Article 1, sub-item III, of CVM Instruction 155.

3. STATEMENT BY THE COMPANY AND THE LEAD MANAGER

3.1. In the terms of the applicable regulations, the Issuer is responsible for the truth of the information contained in this Commencement Announcement, and also such information as is supplied to the market at the time of the Automatic Registry and the public placement, and declares that such information is true, correct, consistent and sufficient, as per a declaration given by the Issuer in accordance with the provisions of Item 7 of the Annex to CVM Instruction 155, and Article 56 of CVM Instruction 400.

3.2. The Lead Manager warrants that it has taken all the necessary care and acted with high standards of diligence to ensure that all the information supplied to the market at the time of the Automatic Registry and the public placement is true, consistent, correct and sufficient, in the terms of the statement given by the Lead Manager in accordance with Item 7 of the Annex to CVM Instruction 155 and Article 56 of CVM Instruction 400.

4. DISTRIBUITION PROCEDUIRE

4.1. The public placement of the Promissory Notes shall only begin, in the terms of Article 3 of CVM Instruction 429, after a period of 5 (five) Business Days (“Automatic Registry”) from: (i) the filing of the application for registry at the CVM; (ii) publication of this Commencement Announcement; and (iii) availability of the Term Sheet to investors.

4.2. If the CVM does not grant the Automatic Registry, the terms and conditions of this Issue shall remain in effect, however, the period of 5 (five) Business Days referred to in item 4.1 above shall be replaced by the periods referred to in CVM Instruction 134 and the term “Automatic Registry” shall be replaced by “Registry”, understood to mean “granting of the registry of the Issue by the CVM”.

4.3. The distribution plan prepared by the Managers, with the express consent of the Issuer, shall take into consideration the relationships with clients and other considerations of a commercial or strategic nature of the Managers, save that, however, the Managers shall ensure the appropriateness of the investment to the risk profile of their clients, and also fair and equitable treatment to investors, in the terms of Paragraph 3 of Article 33 of CVM Instruction 400.

4.4. The placement shall be public, without any advance reservations nor minimum nor maximum lots, independently of chronological order. The placement of the Promissory Notes in the primary market shall be carried out in accordance with the procedures of NOTA, and also the distribution plan herein described.

4.5. No fund to sustain liquidity shall be constituted nor any contract signed for guarantee of liquidity for the Promissory Notes.

4.6. No type of discount shall be given by the Managers to investors interested in acquiring the Promissory Notes.

4.7. No agreement to stabilize the price of the Promissory Notes shall be signed.

4.8. Subject to the provisions of the applicable regulations, the Managers shall carry out the public distribution of the Promissory Notes in such a way as to ensure: (a) that the treatment given to investors is fair and equitable; and (b) that the investment is appropriate to the risk profile of their clients, in the terms of Paragraph 3 of Article 33 of CVM Instruction 400.

4.9. In accordance with the option specified in Article 1 of CVM Instruction 155 there shall not be, for the purposes of this Offering, use of a prospectus nor of any advertising material destined for public disclosure, other than the present Commencement Announcement, the announcement of closing of distribution of the Promissory Notes, and the Term Sheet.

5. RISK CLASSIFICATION

The agency Fitch Ratings Brasil Ltda. was contracted, and has attributed the risk classification ‘F1+(bra)’to the Promissory Notes of this Offering.

6. LOCATIONS FOR ACQUISITION OF THE PROMISSORY NOTES

Those interested in acquiring the Promissory Notes may contact the Lead Manager and the other Managers of the Offering at the following addresses:

BB–Banco de Investimento S.A.

Rua Senador Dantas, n° 105, 36° andar,

Centro,

20031-923 Rio de Janeiro, RJ, Brazil

Att: Mr. Paulo Laranjeira / Mrs. Patricia Romano

Telephone: (21) 3808-3603 / (11) 3149-8504 / (11) 3149-8505

Fax: (11) 3149-8529

E-mail: paulolaranjeira@bb.com.br / patriciaromano@bb.com.br

Website: www.bb.com.br/ofertapublica

Caixa Econômica Federal

Avenida Paulista, n° 2300, 12° andar

Cerqueira César,

01310-300 São Paulo, SP, Brazil

Att: Mr. Alexandre Parisi / Mr. Paulo Fernando Dutra Moraes

Telephone: (11) 3555-6200

Fax: (11) 3555-9599

E-mail: alexandre.parisi@caixa.gov.br / paulo.f.moraes@caixa.gov.br

Website: http://www.caixa.gov.br/download/index.asp > Select Capital Markets >> Current Offerings >>

CEMIG Geração Transmissão – 3rd Issue of Promissory Notes – 2009

Website: www.caixa.gov.br

HSBC Corretora de Títulos e Valores Mobiliários S.A.

Avenida Brigadeiro Faria Lima, n° 3064, 4° andar

01451-000 São Paulo, SP, Brazil

Att: Mr. Antonio Marques de Oliveira Neto

Telephone: (11) 3847-5078

Fax: (11) 3847-9818

E-mail: antonio.m.oliveira@hsbc.com.br

Website: www.hsbc.com.br/1/2/portal/pt/para-sua-empresa/investimento/operacoes-especiais/operacoes-especiais-mais-informacoes

Banco Votorantim S.A.

Avenida das Nações Unidas, n° 14.171, 16° andar, Torre A

04794-000 São Paulo, SP, Brazil

Att. Mr. Roberto Roma

Telephone: (11) 5171-2612

Fax: (11) 5171-2656

E-mail: roberto.roma@bancovotorantim.com.br

Website: www.bancovotorantim.com.br/solucao/s_underwriting.jsp

BES Investimento do Brasil S.A. – Banco de Investimento

Avenida Brigadeiro Faria Lima, n° 3.729, 6° andar

Itaim Bibi,

04538-905 São Paulo, SP, Brazil

Att: Mr. Marcio Pepino

Telephone: (11) 3074-7443

Fax: (11) 3074-7462

E-mail: mpepino@besinvestimento.com.br

Website: www.besinvestimento.com.br/emissoes

Banco UBS Pactual S.A.

Avenida Brigadeiro Faria Lima, n° 3729, 9° andar

04538-133 São Paulo, SP, Brazil

Att: Mr. Daniel Vaz

Telephone: (11) 3383-2576

Fax: (11) 3383-2474

E-mail: daniel.vaz@ubs.com

Website: http://www.ubs.com/1/p/ubslatinamerica/capital_markets.html

7. ADDITIONAL INFORMATION

The Term Sheet relating to the present Offering is available at the head office and on the web page of the Managers, at the addresses indicated in item 6 above, of the Issuer, (http://v3.cemig.infoinvest.com.br/ptb/s-56-ptb.html), of the CVM (http://www.cvm.gov.br), and of CETIP (http://www.cetip.com.br).

For further information on the Offering and the Promissory Notes interested parties should visit the head office of the Lead Manager, at the address indicated in item 6 above, or, further, the CVM, CETIP or the head office of the Issuer, at the addresses indicated below:

Comissão de Valores Mobiliários – CVM Rua Sete de Setembro, n.° 111, 5° andar 20050-901 Rio de Janeiro, RJ, Brazil Rua Cincinato Braga, 340 – 2°, 3° e 4° andares 01333-010 São Paulo, SP, Brazil	Cetip - Organized Over-the-counter Assets and Derivatives Market Rua Líbero Badaró, 425, 24° andar 01009-000 São Paulo, SP, Brazil

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Avenida Barbacena, 1200, 12° andar, ala B1, Bairro Santo Agostinho,

Belo Horizonte – MG

Att: Mr. Cristiano Corrêa de Barros

Telephone: (31) 3506-4999

Fax: (31) 3506-5068

E-mail: cbarros@cemig.com.br

Website: http://cemiggt.infoinvest.com.br

Start date of the Offering: after 5 (five) Business Days from the publication of this Commencement Announcement, namely, September 10, 2009, as mentioned in item 4.1 above, subject to the terms of item 4.2 above. The application for registry of the Issue was filed with the CVM on September 9, 2009, in the terms of CVM Instruction 429.

“Registration of this distribution with the Securities Commission (CVM) has the purpose only of guaranteeing access to the information that will be provided by the Issuer at the request of subscribers at the location mentioned in this Commencement Announcement, and does not imply, on the part of the CVM, guarantee of the truthfulness of the information, nor any judgment as to the quality of the Issuing Company, or about the Promissory Notes to be distributed.”

READ THE TERM SHEET BEFORE ACCEPTING THE OFFERING

The present Public Offer or program was prepared in accordance with the rules for Regulation and Best Practices of ANBID for Public Offers for distribution and acquisition of securities, thus complying with the minimum standards of information required by ANBID, and ANBID has no responsibility for the said information, nor for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor of the securities that are the subject of the present Public Offer/program. This seal does not imply an investment recommendation. Prior registration or analysis of this distribution does not imply, on the part of ANBID, a guarantee of the veracity of the information provided nor any judgment on the quality of the issuing company nor the securities to be distributed.

A(O) presente oferta pública (programa) foi elaborada(o) de acordo com as normas de Regulação e Melhores Práticas da ANBID para as Ofertas Públicas de Distribuição e Aquisição de Valores Mobiliários, atendendo, assim, a(o) presente oferta pública (programa), aos padrões mínimos de informação exigidos pela ANBID, não cabendo à ANBID qualquer responsabilidade pelas referidas informações, pela qualidade da emissora e/ou ofertantes, das Instituições Participantes e dos valores mobiliários objeto da(o) oferta pública (programa). Este selo não implica recomendação de investimento. O registro ou análise prévia da presente distribuição não implica, por parte da ANBID, garantia da veracidade das informações prestadas ou julgamento sobre a qualidade da companhia emissora, bem como sobre os valores mobiliários a serem distribuídos.

27.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, September 15, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

This is a public announcement by Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended – informing the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange and the market in general as follows:

In relation to media reports on the possibility of an increase in Cemig’s holding in the Rio Minas Energia S.A. consortium, Cemig states that although studies have been initiated with a view to identifying any possible investment opportunities, at the present moment there is no concrete result or commitment, even of a preliminary nature, nor any period planned for the conclusion of any such result or assessment.

In mind the interest of its stockholders, and best corporate governance practices, Cemig will keep the investor market informed of the developments of these considerations.

Cemig reiterates its commitment to a continuous quest for returns and addition of value for its stockholders – present in all its investments, whether acquisitions or new projects.

Belo Horizonte, September 15, 2009.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.